This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this offer and it is an offence to claim otherwise. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This offer does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S issued under such Act), except in exempt transactions under that Act.

August 12, 2009

FORUM NATIONAL INVESTMENTS LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

HSE INTEGRATED LTD.

on the basis of one Forum Share for four common shares of HSE Integrated Ltd.

Forum National Investments Ltd. (“Forum” or the “Offeror”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “HSE Shares”) of HSE Integrated Ltd. (“HSE”), including any HSE Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares.

Each holder of HSE Shares will receive one Forum common share (each whole common share, a “Forum Share”) for every four HSE Shares tendered under the Offer (the “Offered Consideration”) in respect of all of the holder’s HSE Shares properly deposited under the Offer, subject to adjustments for fractional shares. See Section 1 of the Offer, “The Offer”.

The Offer will not be extended to holders who are U.S. Persons (as defined in Rule 902(k) of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto (the "U.S. Securities Act") (such shareholders referred to herein as "U.S. Shareholders") and other HSE Shareholders who are resident in jurisdictions in which Forum Shares may not be lawfully delivered (each an "Ineligible Shareholder" and collectively, the "Ineligible Shareholders").

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN STANDARD TIME ON SEPTEMBER 21, 2009, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY FORUM (THE “EXPIRY TIME”).

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of HSE Shares as constitutes at least 17% of the issued and outstanding HSE Shares at the Expiry Time (calculated on a fully-diluted basis including any HSE Shares that are issuable upon exercise of options to purchase HSE Shares (“HSE Options”), warrants to purchase HSE Shares (“HSE Warrants”) and other rights to acquire HSE Shares). Each of the conditions of the Offer is set forth in Section 2 of the Offer, “Conditions of the Offer”.

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As of the date hereof, Forum, beneficially owns, directly or indirectly 2,191,500 HSE Shares. The Forum Shares are listed on the OTC Bulletin Board in the United States under the symbol “FMNLF.OB”. The HSE Shares are listed on the TSX under the symbol “HSL”.

On August 11, 2009, the last trading day prior to making the Offer, the closing prices of the Forum Shares were US$ 2.34 (CDN$ 2.57) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.55 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represents a premium of approximately 14% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended August 11, 2009 (US$ 2.31/CDN$ 2.54), the Offer represents a premium of approximately 20% over the volume-weighted average price of the HSE Shares (CDN$ 0.51) on the TSX for the same period.

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of Forum Shares, see Section 6 of the Circular, “Risk Factors Related to the Offer”, as well as the section entitled “Risk Factors” on pages 8 through 12 of Forum’s Annual Report as filed on Form 20-F for the year ended September 30, 2008 dated May 15, 2009, incorporated by reference into the Offer and Circular. Forum intends to apply to the TSX to list Forum and to list the Forum Shares to be issued to HSE Shareholders in connection with the Offer. There is no guarantee that Forum’s application to list will be accepted by the TSX.

NOTICE TO HSE SHAREHOLDERS IN THE UNITED STATES

The Forum Shares to be issued pursuant to the Offer have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or delivered to or for the account or benefit of any U.S. Person (as defined in Rule 902(k) of Regulation S), or who appears to Forum or the Depositary to be a U.S. Person.

No Forum Shares will be delivered in the United States or to or for the account or for the benefit of a person in, or whose address of records is in, the United States or to any person who is resident of any jurisdiction other than Canada, unless Forum is satisfied that the Forum Shares may be delivered in such other jurisdictions without violating the U.S. Securities Act or any applicable state securities laws, and without further action by Forum or on a basis otherwise determined acceptable to Forum in its sole discretion.

A registered Ineligible Shareholder whose address of record is outside of Canada, but who believes is eligible or who holds Common Shares on behalf of a holder who is eligible to participate in the Offer must notify Forum and the Depositary, in writing, on or before the tenth day prior to the Expiry Time if such holder or beneficial holder wishes to participate in the Offer.

Share Certificates representing Forum Shares will not be issued and forwarded by Forum to Ineligible Shareholders.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of Forum.

NOTICE TO ALL HSE SHAREHOLDERS

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, HSE Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Forum may, in its sole discretion, take such action as it may deem necessary to extend the Offer to HSE Shareholders in any such jurisdiction.

HSE Shareholders who wish to accept the Offer and deposit their HSE Shares must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their HSE Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, HSE Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of HSE Shares described in Section 5 of the Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”; or (2) accept the Offer where the certificates representing the HSE Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually signed facsimile thereof.

Shareholders whose HSE Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their HSE Shares. HSE Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their HSE Shares directly with the Depositary.

Forum has engaged Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as the depositary (the “Depositary”) under the Offer and they have also been engaged to act as the information agent (the “Information Agent”) to provide a resource for information for HSE Shareholders. Questions and requests for assistance may be directed to the Depositary and Information Agent for the Offer. Contact details for Kingsdale may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary and Information Agent at its office specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

NOTICE TO HOLDERS OF HSE OPTIONS AND HSE WARRANTS

The Offer is made only for HSE Shares and is not made for any HSE Options, HSE Warrants or other rights to acquire HSE Shares. Any holder of HSE Options, HSE Warrants or other rights to acquire HSE Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise such HSE Options, HSE Warrants or other rights in order to obtain certificates representing HSE Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such HSE Options, HSE Warrants or other rights to acquire HSE Shares will have certificates representing the HSE Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance—Procedure for Guaranteed Delivery”.

The tax consequences to holders of HSE Options, HSE Warrants or other rights to acquire HSE Shares of exercising or not exercising their HSE Options, HSE Warrants or other rights to acquire HSE Shares are not described in the Circular. Holders of HSE Options, HSE Warrants or other rights to acquire HSE Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their HSE Options, HSE Warrants or other rights to acquire HSE Shares.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The Offer and Circular, including the schedules attached hereto, the pro forma consolidated financial statements of Forum, and some of the material incorporated by reference into the Offer and Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition each of Forum, HSE and the Combined Company. The words “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, might”, or “will” be taken or occur and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Forum as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of Forum contained or incorporated by reference in the Offer and Circular which may prove to be incorrect, include, but are not limited to, (1) that Forum will be successful in acquiring 100% of the outstanding HSE Shares, (2) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) development and expansion proceeding on a basis consistent with Forum’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; and (8) labour and materials costs increasing on a basis consistent with Forum’s current expectations.

These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning our plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the our future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

  the effect of certain transactions, including marketing agreements on our revenues and results of operations in future periods;
  our discussions with potential new marketing agents or membership based organizations and the status of these discussions;
  our ability to secure additional financing and grow operating cash flow;
  our ability to compete successfully in the Life Settlement marketplace and source adequate amounts and appropriate pricing of Life Settlement policies.;
  application of critical accounting policies and the effect of accounting pronouncements on our results of operations;
  our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels through various marketing channels, and improving all levels and areas of service;

  other statements related to our business and results of operations.

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such risk factors include, but are not limited to, general economic conditions; our ability to generate sufficient cash flows to support capital expansion plans; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; insurance laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting foreign travel, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; insurance laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States or other countries in which Forum or HSE does or may carry on business; business opportunities that may be presented to, or pursued by Forum; Forum’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with Forum’s or HSE’s business activities; the possibility of cost overruns or unanticipated expenses; employee relations; and the occurrence of natural disasters, hostilities, acts of war or terrorism. The following factors, amongst others, related to the business combination of Forum and HSE could cause actual results to differ materially from forward-looking statements, including those contained in Section 4 of the Circular, “Rationale & Benefits of the Offer” and Section 5 of the Circular “Purpose of the Offer and Forum’s Plans for HSE”; the Forum Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Forum and HSE may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected benefits from the combination of Forum and HSE may not be fully realized or not realized within the expected time frame. All of the forward-looking statements made in the Offer and Circular are qualified by these cautionary statements and those made in Section 6 of the Circular, “Risk Factors Related to the Offer”.

These factors are not intended to represent a complete list of the factors that could affect Forum and the combination of Forum and HSE. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference therein. Although Forum has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, undue reliance should not be placed on forward-looking

v

statements. Forum undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Offer and Circular or as otherwise required by law.

INFORMATION CONCERNING HSE

Except as otherwise indicated, the information concerning HSE contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. HSE has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of HSE contained herein. Although Forum has no knowledge that would indicate that any statements contained herein concerning HSE taken from or based upon such documents and records are untrue or incomplete, neither Forum nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of HSE’s financial statements, or for any failure by HSE to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Forum.

As Forum has not had an opportunity to conduct due diligence regarding HSE’s business or assets, Forum has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from HSE’s publicly available documents or records or whether there has been any failure by HSE to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in the Offer and Circular refer to United States dollars and all references to “CDN$” in this Offer and Circular refer to Canadian dollars. Forum’s financial statements incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are reconciled to United States generally accepted accounting principles (“U.S. GAAP”) in note 22 of the Notes to Consolidated Financial Statements for the Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006 audited financial statements of Forum filed on Form 20-F with the SEC on May 13, 2009.

CURRENCY EXCHANGE RATE INFORMATION

On August 11, 2009, the exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rates provided by the Bank of Canada was $0.9101.

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in U.S. dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Period	Three
	from	Month	Six Month
	October 1,	Period	Period	Fiscal Year		Year
	2008 to	Ended	Ended	Ended		Ended
	July 31,	March 31,	March 31,	September 30,		December 31,
	2009	2009	2009	2008	2007	2006

High	0.8440	0.8155	0.8441	1.0340	0.9753	0.9013
Low	0.7908	0.7908	0.7908	0.9449	0.8504	0.8640
Rate at end of period	0.7908	0.7908	0.8137	0.9449	0.9753	0.8673

Average rate for period	0.8137	0.8030	0.7908	0.9907	0.8981	0.8815

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Forum Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Forum may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Forum Shares in any such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a holder of HSE Shares, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your HSE Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my HSE Shares?

We, Forum, are a company principally engaged in investments in life settlement contracts, the sale of travel and fitness club membership and monthly dues from the members of its travel and fitness clubs. We are an Ontario incorporated company whose principle offices are located in British Columbia, Canada and our common shares are listed on the OTC Bulletin Board in the United States under the symbol “FMNLF.OB”. Forum will be making application to trade on the TSX.

See Section 1 of the Circular, “Forum.”

What is Forum proposing?

We are offering to purchase all of the issued and outstanding HSE Shares, subject to the terms and conditions set forth in the following Offer and Circular.

See Section 1 of the Offer, “The Offer” and Section 2 of the Offer, “Conditions of the Offer”.

What price are you offering to purchase my HSE Shares?

For every four HSE Shares you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, we are offering one Forum Share.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

  there being validly deposited under the Offer and not withdrawn at the Expiry Time, HSE Shares representing not less than 17% of the total outstanding HSE Shares (calculated on a fully-diluted basis);
  since we have not had an opportunity to conduct an in depth due diligence regarding HSE’s business or assets, the Offer is also conditional on us not discovering a misrepresentation by HSE in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on HSE or any of its affiliates or subsidiaries; and
  HSE not adopting a shareholder rights plan or such plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for additional conditions of the Offer.

Why is Forum buying HSE?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, HSE.

If we complete the Offer but do not then own 100% of the HSE Shares, we currently intend to acquire any HSE Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction. The Offer is not being made for any HSE Options, HSE Warrants or other rights to acquire HSE Shares.

See Section 3 of the Circular, “Background to the Offer”, and Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited Under the Offer”.

What securities are being sought in the Offer?

We are offering to purchase all of the outstanding HSE Shares. Based on publicly available information contained in the March 31, 2009, unaudited financial statements of HSE, Forum believes that, as at August 6, 2009, there were approximately 37,575,676 HSE Shares issued and outstanding.

Our Offer includes HSE Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any HSE Options, HSE Warrants or other rights to acquire HSE Shares. The Offer is not being made for any HSE Options, HSE Warrants or other rights to acquire HSE Shares.

See Section 1 of the Offer, “The Offer”.

How will HSE Options, HSE Warrants and other rights to acquire HSE Shares be treated in the Offer?

The Offer is made only for outstanding HSE Shares and not for any HSE Options, HSE Warrants or other rights to acquire HSE Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, exchange or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain HSE Shares that may be deposited in accordance with the terms of the Offer.

If we take up and pay for HSE Shares under the Offer, we currently intend to implement a Compulsory Acquisition or Subsequent Acquisition Transaction, and take such other action as may be available, structured in a manner so that the holders of HSE Options or HSE Warrants will, pursuant to the terms thereof, receive Forum Shares upon the proper exercise of the HSE Options or HSE Warrants. The number of Forum Shares to be issued and the exercise price will reflect the exchange ratio used in our Offer.

Will fractional shares be issued in the Offer?

No. We will not issue fractional Forum Shares. Instead, where a HSE Shareholder is to receive Forum Shares as consideration under the Offer and the aggregate number of Forum Shares to be issued to such HSE Shareholder would result in a fraction of a Forum Share being issuable, the number of Forum Shares to be received by such HSE Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

How many Forum Shares could be issued pursuant to the Offer?

We expect to issue approximately 9,393,919 Forum Shares based on the number of HSE Shares outstanding as at August 6, 2009 and assuming that all of the HSE Shares outstanding as at August 6, 2009 are acquired upon completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, and assuming that none of the holders of HSE Options or HSE Warrants elect to exercise their HSE Options or HSE Warrants in advance of the successful completion of the Offer, except for HSE Options and HSE Warrants that are “in-the-money”.

See Section 1 of the Offer, “The Offer”, and Section 5 of the Circular, “Purpose of the Offer and Forum’s Plans for HSE — Treatment of HSE Options and HSE Warrants”.

Will my ownership and voting rights as a shareholder of Forum be the same as my ownership and voting rights as a shareholder of HSE?

As noted above, Forum expects to issue approximately 9,393,919 Forum Shares in connection with the Offer, which would result in there being a total of approximately 37,996,727 Forum Shares outstanding (based on the number of Forum Shares outstanding as at August 6, 2009), with HSE Shareholders holding approximately 25% of these Forum Shares (Forum holds approximately 1.4% of these shares). Each HSE Share carries the right to one vote at meetings of HSE Shareholders. Each Forum Share carries the right to one vote at meetings of Forum Shareholders.

See Section 8 of the Circular, “Information about Forum — Authorized and Outstanding Share Capital”, and Section 6 of the Circular, “Risk Factors Related to the Offer”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m., Eastern Standard Time, on September 21, 2009, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion.

See Section 4 of the Offer, “Time for Acceptance”.

Can the Expiry Time for the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under applicable laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation and, if required by applicable law, we will mail you a copy of the notice of variation.

See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

How do I tender my HSE Shares?

If you hold HSE Shares in your own name, you may accept this Offer by depositing certificates representing your HSE Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your HSE Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your HSE Shares to the Offer. You should request your nominee to effect the transaction.

HSE Shareholders may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your HSE Shares tendered by your nominee through CDS or DTC, as applicable. HSE Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

What if I have lost my HSE Shares certificate(s) but wish to tender my HSE Shares to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent and the transfer agent will advise you of replacement requirements which must be completed and returned before the expiry of the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If I accept the Offer, when will I receive the Forum Shares?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your HSE Shares, you will receive the Forum Shares issued as consideration for the HSE Shares tendered to the Offer promptly after the Expiry Time.

See Section 3 of the Offer, “Take up of and Payment for Deposited HSE Shares”.

Who is the Depositary under the Offer?

Kingsdale is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all HSE Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry tenders of HSE Shares. If you have any questions or requests for the Depositary please call the North American toll-free number 1-866-879-7644 located at the outside back cover of the Offer and Circular.

See Section 21 of the Circular, “Depositary”.

Will I be able to withdraw previously tendered HSE Shares?

Yes. You may withdraw HSE Shares previously tendered by you at any time (i) before HSE Shares deposited under the Offer are taken up by us under the Offer, (ii) if your HSE Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances.

See Section 8 of the Offer, “Right to Withdraw Deposited HSE Shares”.

How do I withdraw previously tendered HSE Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, “Right to Withdraw Deposited HSE Shares”, and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

If you are the registered owner of your HSE Shares and you tender your HSE Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses. If you own your HSE Shares through a broker or other nominee and your broker tenders the HSE Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer is withdrawn?

Unless all of the conditions to the Offer have been satisfied or waived at or prior to the Expiry Time, we will not be obligated to take up and purchase HSE Shares tendered to the Offer and we may withdraw the Offer. If the Offer is withdrawn in this manner all of your HSE Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

HSE Shareholders resident in Canada who hold their HSE Shares as capital property for purposes of the Tax Act and who dispose of such shares to Forum under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their HSE Shares for Forum Shares pursuant to the Offer. The cost for tax purposes to HSE Shareholders of Forum Shares received on the Offer will generally be equal to the adjusted cost base of their HSE Shares that are exchanged for Forum Shares pursuant to the Offer. Alternatively, such HSE Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

Generally, HSE Shareholders who are non-residents of Canada for purposes of the Tax Act who receive Forum Shares in exchange for HSE Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where they choose to recognize a capital gain or capital loss on the exchange. With respect to any capital gain realized on the sale of HSE Shares to Forum under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such HSE Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. HSE Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of HSE Shares pursuant to the Offer or a disposition of HSE Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Will I be able to trade the Forum Shares I receive?

If you are a Canadian resident you will be able to trade the Forum Shares that you receive under the Offer. Statutory exemptions allow such trading in Canada.

In connection with the Offer, we intend to apply to list Forum on the TSX and the Forum Shares offered to HSE Shareholders pursuant to the Offer.

Is Forum’s financial condition relevant to my decision to tender my HSE Shares in the Offer?

Yes. Forum Shares will be issued to HSE Shareholders who validly tender their HSE Shares, so you should consider our financial condition before you decide to tender your HSE Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

See Section 1 of the Circular, “Forum”.

If I decide not to tender, how will my HSE Shares be affected?

If we take up and pay for the HSE Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any HSE Shares not tendered. It is our current intention that the consideration to be offered for HSE Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent and appraisal rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited Under the Offer”.

Will HSE continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of HSE Shares is sufficiently reduced, HSE may become eligible to cease to be a reporting issuer in the provinces of Canada where it is currently a reporting issuer. The rules and the regulations of the TSX could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the HSE Shares from such exchange. To the extent permitted by applicable law, we intend to delist the HSE Shares from the TSX and to cause HSE to cease to be a public company.

See Section 5 of the Circular, “Purpose of the Offer and Forum’s Plans for HSE”.

What is the market value of my HSE Shares as at a recent date?

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

On August 11, 2009, the last trading day prior to making the Offer, the closing price of the HSE Shares listed on the TSX was CDN$ 0.55. The volume-weighted average price of the HSE Shares on the TSX for the 20 trading days ended August 11, 2009 was CDN $0.51. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represented a premium of approximately 14% over the closing price of the HSE Shares on the TSX on the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin Board for the 20 trading days ended August 11, 2009, the Offer represented a premium of approximately 20% over the volume-weighted average price of the HSE Shares on the TSX for the same period.

We urge you to obtain recent quotations for the HSE Shares and Forum Shares before deciding whether or not to tender your HSE Shares.

See Section 9 of the Circular, “Information About HSE—Price Range and Trading Volume of HSE Shares”.

If the Offer is successful will the Board of Directors and management of HSE change?

Yes. If the Offer is successful it is anticipated that the current management of Forum will manage HSE in place of HSE’s current management and that the HSE Board of Directors will be replaced by nominees of Forum.

See Section 5 of the Offer, “Purpose of the Offer and Forum’s Plans for HSE”.

Whom can I call with questions about the Offer or for more information?

You can call our Information Agent, Kingsdale and its affiliates, if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

The Depositary and Information Agent for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-879-7644

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents.

HSE Shareholders are urged to read the more detailed information about Forum, the Offer and the Forum Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference.

Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Glossary” below.

The Offer

Forum is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding HSE Shares, and including any HSE Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares, on the basis of one Forum Share for four HSE Shares.

Assuming that none of the HSE Options or HSE Warrants are exercised (except for HSE Options and HSE Warrants that are “in-the-money”) and that all of the HSE Shares that are issued and outstanding as of August 7, 2009 are tendered to the Offer and that Forum takes up and pays for such HSE Shares under this Offer, Forum will issue an aggregate 9,393,919 of its common shares.

See Section 1 of the Offer, “The Offer”.

Forum

Forum has three lines of business at this time:

  Forum owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates.
  Forum owns a passenger carrying yacht the 120’ MV Spirit of 2010. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, British Columbia. Charters will be available to the general public in addition to the existing travel club membership.
  Forum has entered the Life Settlement market. A life settlement is the purchase of an existing life insurance policy by a third party. The third party then continues to make the premiums payments until the policy has matured and at that time receives the death benefits. Forum sees this new market as a high growth opportunity in which to participate through its recently created American Life Settlement Society.

Forums Shares are listed and posted for trading on the OTC under the symbol “FMNLF.OB”.

Forum is a Canadian company, incorporated under the laws of the Province of Ontario. Its principal offices and registered and records office are located at Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, telephone: (604) 275-2170.

Forum is a reporting issuer or the equivalent in British Columbia and files its continuous disclosure documents with the British Columbia Securities Commission. Such documents are available at www.sedar.com. Forum is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents. Forum has filed a Tender Offer Statement on Schedule TO along with other documents and information, and expects to mail this Offer and Circular to HSE Shareholders concerning the Offer and the proposed combination of Forum and

HSE. The Tender Offer Statement on Schedule TO and other documents and information are available at www.sec.gov.

See Section 1 of the Circular, “Forum”.

HSE

HSE is a Canadian company engaged as a provider of industrial health, safety and environmental services. It is incorporated under the laws of the Province of Alberta and its corporate administrative office is located at Suite 1000, 630 – 6th Avenue SW, Calgary, Alberta, Canada T2P 0S8. The telephone number for its corporate and administrative office is: (403) 266-1833. The HSE Shares are listed on the TSX under the symbol HSL and trade on the OTC under the symbol “HSEIF.PK”.

See Section 2 of the Circular, “HSE”.

Purpose of the Offer

The purpose of the Offer is to enable Forum to acquire all of the outstanding HSE Shares.

Rationale for the Proposed Acquisition

Forum believes that HSE Shareholders will enjoy the following significant benefits from the Offer:

  Premium to market price. On August 11, 2009, the last trading day prior to the date on which Forum announced its Offer, the closing price of the HSE Shares listed on the TSX was CDN$ 0.55. The volume-weighted average price of the HSE Shares on the TSX for the 20 trading days ended August 11, 2009 was CDN$ 0.51. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represents a premium of approximately 14% over the closing price of the HSE Shares on the TSX on the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin Board for the 20 trading days ended August 11, 2009, the Offer represents a premium of approximately 20% over the volume weighted average price of the HSE Shares on the TSX for the same period.

  On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

  Exposure to a diverse portfolio of assets. HSE Shareholders will benefit from ongoing exposure to the potential of Forum’s current and future success.

  HSE Shareholders will continue to participate in any increase in value of the HSE business by holding approximately 25% of the outstanding Forum Shares following the successful completion of the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, if applicable (this percentage includes the approximately 1.4% held by Forum). In addition, the Combined Company will provide HSE Shareholders with exposure to Forum’s three current lines of business: life settlements; travel clubs; yacht cruises.

  Tax efficient structure. The Offer has been structured so that it will allow certain HSE Shareholders who tender to the Offer to do so on a tax efficient basis. Canadian resident HSE Shareholders may receive Forum Shares on a tax-deferred basis.

Conditions of the Offer

Forum reserves the right to withdraw the Offer and not take up, purchase or pay for any HSE Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer, “Conditions of the Offer”, are satisfied or, where permitted, waived at or prior to the Expiry Time.

These conditions include, among others, the conditions that:

  there being validly deposited under the Offer and not withdrawn at the Expiry Time, HSE Shares representing not less than 17% of the total outstanding HSE Shares (calculated on a fully-diluted basis);
  there is no discovery by Forum of a misrepresentation by HSE in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on HSE or any of its affiliates or subsidiaries; and
  HSE not adopting a shareholder rights plan or such plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for a description of all of the conditions of the Offer.

Treatment of HSE Options and HSE Warrants in the Offer

The Offer is made only for outstanding HSE Shares and not for any HSE Options, HSE Warrants or other rights to acquire HSE Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise, convert or exchange such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain HSE Shares that may be deposited in accordance with the terms of the Offer.

If Forum takes up and pays for HSE Shares under the Offer, it currently intends to implement a Compulsory Acquisition or Subsequent Acquisition Transaction, and take such other action as may be available, structured in a manner so that the holders of HSE Options and HSE Warrants will, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, receive Forum Shares upon the proper exercise of the HSE Options or HSE Warrants. The number of Forum Shares so issued and the exercise price will reflect the exchange ratio used in the Offer.

Treatment of Fractional Shares

Forum will not issue fractional Forum Shares under the Offer. Instead, where a HSE Shareholder is to receive Forum Shares as consideration under the Offer and the aggregate number of Forum Shares to be issued to such HSE Shareholder would result in a fraction of a Forum Share being issuable, the number of Forum Shares to be received by such HSE Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m., Eastern Standard Time, on September 21, 2009 or until such later time and date to which Forum may extend the Expiry Time of the Offer at its discretion, or unless the Offer is withdrawn by Forum.

See Section 4 of the Offer, “Time for Acceptance”.

Manner of Acceptance

The Offer may be accepted by HSE Shareholders by delivering certificates representing the HSE Shares that are being deposited, together with a duly completed and signed Letter of Transmittal to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. HSE Shareholders whose certificates for HSE Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. HSE Shareholders whose HSE Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

HSE Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS and DTC, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

See Section 5 of the Offer, “Manner of Acceptance”.

Payment for Deposited HSE Shares

Upon the terms and subject to the conditions of the Offer, following the Expiry Date, Forum will take up and pay for HSE Shares validly deposited under the Offer and not withdrawn promptly, but in any event within the time periods prescribed by applicable securities laws. Any HSE Shares deposited under the Offer after the first date on which HSE Shares has been taken up by Forum will be taken up and paid for promptly, but in any event within the time periods prescribed by applicable securities laws. See Section 3 of the Offer, “Take-Up and Payment for Deposited HSE Shares”.

Right to Withdraw Deposited HSE Shares

All deposits of HSE Shares under the Offer are irrevocable unless withdrawn by or on behalf of the depositing HSE Shareholder at any time before the HSE Shares have been taken up by Forum pursuant to the Offer or in the other circumstances discussed in Section 8 of the Offer, “Right to Withdraw Deposited HSE Shares”.

Acquisition of HSE Shares Not Deposited Under the Offer

If within four months after the date of the Offer, the Offer has been accepted by holders of at least 90% of the issued and outstanding HSE Shares, other than HSE Shares held by, or by a nominee for, Forum and its affiliates as of the date of the Offer, and Forum takes up and pays for such HSE Shares, Forum intends to acquire the remainder of the HSE Shares via a Compulsory Acquisition.

If the conditions of the Offer are satisfied or waived and Forum takes up and pays for HSE Shares validly deposited under the Offer and Forum is not entitled to effect a Compulsory Acquisition, Forum intends to take such action as is necessary, including causing a special meeting of HSE Shareholders to be called to consider a statutory arrangement involving HSE, Forum, or an affiliate of Forum and one or more of HSE’s subsidiaries, for the purpose of enabling Forum or an affiliate of Forum to acquire all HSE Shares not acquired pursuant to the Offer. Forum intends that the value of the consideration offered per HSE Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to HSE Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Forum Share shall be deemed to be at least equal in value to each Forum Share offered under the Offer).

See Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited”.

Certain Canadian Federal Income Tax Considerations

HSE Shareholders resident in Canada who hold their HSE Shares as capital property for purposes of the Tax Act and who dispose of such shares to Forum under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their HSE Shares for Forum Shares pursuant to the Offer. The cost for tax purposes to HSE Shareholders of Forum Shares received on the Offer will generally be equal to the adjusted cost base of their HSE Shares that are exchanged for Forum Shares pursuant to the Offer. Alternatively, such HSE Shareholders will be entitled to recognize for Canadian federal tax purposes the capital gain or capital loss, otherwise determined, from such exchange.

Generally, HSE Shareholders who are non-residents of Canada for purposes of the Tax Act who receive Forum Shares in exchange for HSE Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where they choose to recognize a capital gain or capital loss on the exchange. With respect to any capital gain realized on the sale of HSE Shares to Forum under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such HSE Shareholders and the gain is not otherwise exempt from tax under the Tax Act or is exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. HSE Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of HSE Shares pursuant to the Offer or a disposition of HSE Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Risk Factors Related to the Offer

An investment in Forum Shares is subject to certain risks. HSE Shareholders should carefully review the risk factors set out in the Offer and Circular and the risks described in Forum’s Annual Report as filed on Form 20-F which is incorporated by reference in the Offer and Circular before depositing HSE Shares pursuant to the Offer. See Section 6 of the Circular, “Risk Factors Related to the Offer”, and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of Forum and HSE upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect Forum’s business.

Depositary

Forum has engaged Kingsdale to act as Depositary for the receipt of certificates in respect of Deposited Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for HSE Shares purchased by Forum pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Forum for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Forum has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Information Agent

Forum has retained Kingsdale and its affiliates to act as Information Agent in connection with the Offer to provide a resource for information for HSE Shareholders. The Information Agent will receive reasonable and customary compensation from Forum for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisor, Dealer Manager and Soliciting Dealer Group

Forum has not retained a financial advisor, dealer manager or a soliciting dealer group in connection with the Offer.

No fee or commission will be payable by any HSE Shareholder who transmits such holder’s HSE Shares directly to the Depositary to accept the Offer.

Regulatory Requirement

The Offer will be subject to the approval of the listing of the Forum Shares issued under this Offer by the TSX, as well as filing requirements with regulatory authorities in Canada.

We have intend to apply to the TSX to list the Forum Shares that will be issued to HSE Shareholders in connection with the Offer. Listing will be subject to our fulfillment of all of the applicable listing requirements of the TSX.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

Consolidated Financial Information

The tables set out below include a summary of (i) Forum’s historical consolidated financial information as at and for the fiscal year ended September 30, 2008 and the nine month period ended September 30, 2007 and as at and for the six month periods ended March 31, 2009 and 2008, (ii) HSE’s historical financial information as at and for the fiscal years ended December 31, 2008 and 2007 and as at and for the three month periods ended March 31, 2009 and 2008, and (iii) unaudited pro forma condensed consolidated financial information for Forum as at and for the six-month period ended March 31, 2009 and for the fiscal year ended September 30, 2008. The historical financial information of Forum as at and for the fiscal year ended September 30, 2008 and the nine month period ended September 31, 2007 has been derived from Forum’s audited consolidated financial statements, and the historical financial information of Forum as at and for the six month periods ended March 31, 2009 and 2008 has been derived from Forum’s unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on EDGAR at www.sec.gov. The historical financial information for HSE as at and for the fiscal years ended December 31, 2008 and 2007 and the historical financial information of HSE as at and for the three month periods ended March 31, 2009 and 2008 has been derived from HSE’s audited financial statements, and the historical financial information of HSE as at and for the three month periods ended March 31, 2009 and 2008 has been derived from HSE’s unaudited interim consolidated financial statement, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Forum and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma condensed consolidated financial statement information for Forum gives effect to the proposed acquisition of HSE as if such acquisition had occurred as at October 1, 2008 for the purposes of the pro forma condensed consolidated statements of operations for six-month period ended March 31, 2009 and as at October 1, 2007 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended September 30, 2008.

In preparing the unaudited pro forma condensed consolidated financial statement information, management of Forum has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Forum to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.

Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Forum, the significant accounting policies of HSE conform in all material respects to those of Forum. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Forum and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Financial Information of Forum

(Expressed in U.S. dollars)

			Six Month
	Fiscal Year Ended		Ended
	September 30		March 31
	2008	2007(1)	2009

Consolidated Statement of Operations Data

Revenue	$9,417,264	$2,572,638	$3,125,272

Operating expenses	(6,801,259)	(4,785,105)	(1,602,685)

Other income (expense)	(322,968)	--	(752,624)
Tax expense (recovery)	9,401	--	(3,004)

Net income (loss) for the period	2,302,438	(2,212,467)	766,959

Income (loss) per share - basic	0.08	(0.20)	0.01
Income (loss) per share - diluted	0.03	(0.20)	0.01

			As at
	As at September 30		March 31
	2008	2007(1)	2009

Consolidated Balance Sheet
Cash and cash equivalents	$227,795	$8,624,205	$6,270,721
Other current assets	6,146,147	640,027	470,252
Total current assets	6,373,942	9,264,232	6,740,973

Deferred organization costs	258,556	149,976	265,777
Investments	2,670,686	--	1,577,387
Life Settlements	3,511,639	--	5,863,150
Property and equipment	12,047,502	9,100,127	13,096,004
Intangible assets	--	30,276	--
Deferred costs, net	1,341,034	1,491,275	1,108,142
Total assets	$26,203,359	$20,035,886	$28,651,433

Current liabilities	$4,328,800	$1,731,934	$4,538,047
Deferred revenue	2,404,163	1,389,678	1,909,623
Long-term debt	4,211,715	3,988,031	5,998,153
Shareholders’ equity	15,258,681	12,926,243
Total liabilities and shareholders’ equity	$26,203,359	$20,035,886	$16,205,610

Common shares outstanding(2)	28,447,808	28,433,983	28,602,808

Notes:

(1) The Company has changed its year end to September 30th effective for the nine months ended September 30, 2007. Fiscal period for September 30, 2007 includes nine months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

(2) Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On August 11, 2009, the exchange rate for Canadian dollars was $1.00 (US) for $1.09101 (CDN), as posted by the Bank of Canada.

Summary of Historical and Unaudited Financial Information of HSE

(Expressed in CDN dollars)
(All dollar amounts are in thousands, except per share data)

			Three Month
	Fiscal Year Ended		Ended
	December 31		March 31
	2008	2007	2009

Consolidated Statement of Operations Data
Revenue	$113,763 $	97,342	$22,401

Operating expenses	(112,778)	(101,803)	(24,647
Other income (expense)	(100)	(25,505)	--
Tax expense (recovery)	637	(2,664)	(440
Net income (loss) for the period	248	(27,302)	(1,806

Income (loss) per share — basic, diluted	0.01	(0.73)	(0.05

	As at December 31		March 31
	2008	2007	2009

Consolidated Balance Sheet
Cash and cash equivalents	$1,114	$--	$1,061
Other current assets	27,859	27,545	25,173
Total current assets	28,973	27,545	26,234

Property and equipment	36,173	41,314	34,660
Intangible assets	3,788	4,513	3,660

Total assets	$68,934	$73,372	$64,554

Current liabilities	$9,616	$10,380	$7,578
Deferred gain	455	--	421
Obligations under capital leases	370	1,453	277

Long-term debt	11,628	14,995	11,626
Future income taxes	5,278	5,748	4,865
Shareholders’ equity	41,587	40,796	39,787
Total liabilities and shareholders’ equity	$68,934	$73,372	$64,554

Common shares outstanding	37,576	37,568	37,576

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of Forum

(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Six Month
	Ended	Year Ended
	March 31	September 30
	2009	2008

Consolidated Statement of Operations Data
Revenue	$55,432	$123,180

Operating expenses	(54,534)	118,059
Other income (expense)	(753)	423
Tax expense (recovery)	(7)	(628)
Net income (loss) for the period	152	4,070

Basic net income (loss) per share	$(0.00)	$0.11
Diluted net income (loss) per share	$(0.00)	$0.04

	As at	As at
	March 31	September 30
	2009	2008

Consolidated Balance Sheet
Cash and cash equivalents	$7,332
Other current assets	25,563
Total current assets	32,975

Deferred organization costs	266
Investments	1,577
Life Settlements	5,863
Property and equipment	39,384
Intangible assets	2,776
Deferred costs, net	1,108
Total assets	$83,949

Current liabilities	$12,115
Deferred revenue	1,910
Long-term debt	17,624
Shareholders’ equity	46,737
Total liabilities and shareholders’ equity	$83,949

Common shares outstanding	37,996,727	37,841,727

GLOSSARY

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

“ABCA” means the Business Corporations Act (Alberta).

“affiliate” has the meaning given to it in the Securities Act (British Columbia).

“Agent’s Message” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance —Acceptance by Book-Entry Transfer”.

“Annual Information Form” means the annual information form of Forum for the fiscal year ended September 30, 2008 dated May 15, 2009, filed with certain Canadian provincial regulatory authorities as “Annual report on Form 20-F – English” on SEDAR.

“Appointee” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Power of Attorney”.

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

“associate” has the meaning given to it in the Securities Act (British Columbia).

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a HSE Shareholder’s HSE Shares into the Depositary’s account at CDS or DTC, as applicable.

“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada.

“Canadian GAAP” means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

“CDS” means the CDS Clearing and Depository Services Inc.

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

“Circular” means the take-over bid circular accompanying the Offer, including the Schedules attached thereto.

“Combined Company” means the combined business of Forum and HSE assuming completion of the transaction contemplated herein.

“Compulsory Acquisition” has the meaning given to it in Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited Under the Offer — Compulsory Acquisition”.

“CRA” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Depositary” means Kingsdale Shareholder Services Inc.

“Deposited Shares” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance—Dividends and Distributions”.

“Distributions” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance —Dividends and Distributions”.

“DTC” means the Depository Trust Company.

“Effective Date” means the date on which Forum first pays for HSE Shares deposited under the Offer.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

“Expiry Date” means September 21, 2009, or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which HSE Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Expiry Time” means 5:00 p.m., Eastern Standard Time, on September 21, 2009, or such other time as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Forum” means Forum National Investments Ltd., a corporation existing under the OBCA and, where the context requires, its subsidiaries.

“Forum Share” means a common share in the capital of Forum.

“fully-diluted basis” means, with respect to the number of outstanding HSE Shares at any time, the number of HSE Shares that would be outstanding if all rights to acquire HSE Shares that are “in the money” were exercised, exchanged or converted, including for greater certainty, all HSE Shares issuable upon the exercise of HSE Options, whether vested or unvested and HSE Shares issuable upon the exercise of HSE Warrants.

“GAAP” means generally accepted accounting principles.

“Governmental Entity” means (a) any supranational, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; (e) the OTC Bulletin Board; or (f) any quasigovernmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“HSE” means HSE Integrated Ltd., a corporation existing under the ABCA, and, where the context requires, its subsidiaries.

“HSE Board of Directors” means the board of directors of HSE.

“HSE Option” means an option to purchase HSE Shares granted under the HSE Option Plan.

“HSE Option Plan” means the HSE 2007 Share Option Plan (last amended in May 2008).

“HSE Share” means a common share in the capital of HSE.

“HSE Shareholder” means a holder of HSE Shares.

“HSE Warrant” means a warrant that gives the holder the right to purchase HSE Shares.

“HSR Act” has the meaning given to it in Section 17 of the Circular, “Regulatory Matters”.

“including” (or “includes”) means including (or includes) without limitation.

“Information Agent” or “Kingsdale” means Kingsdale Shareholder Services Inc. and its affiliates.

“in-the-money” means with respect to a HSE Option or HSE Warrant, a HSE Option or HSE Warrant with an exercise price of CDN$0.55 or less.

“laws” means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, which, for greater certainty, shall include the laws of Canada, and the United States of America, and the term “applicable” with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper or a facsimile thereof).

“Market Price” means for a security on any date of determination means the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding such date (subject to adjustment in certain circumstances).

“Material Adverse Effect” means, in respect of any person, any effect, change, event, occurrence or state of facts, that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licenses, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Minimum Tender Condition” means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of HSE Shares which constitutes at least 17% of the issued and outstanding HSE Shares (calculated on a fully-diluted basis).

“Non-Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof.

“OBCA” means the Business Corporations Act (Ontario).

“Offer” means Forum’s Offer to purchase the HSE Shares made hereby.

“Offer and Circular” means the Offer and the Circular, collectively.

“Offered Consideration” means the consideration to be paid by Forum for the HSE Shares taken up under the Offer, being one Forum Share for four HSE Shares.

“Offeror” means Forum.

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time.

“OTC” means over-the-counter markets in the U.S.

“person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Purchased Securities” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance —Power of Attorney”.

“Registration Statement” means a registration statement filed by Forum on Form F-4 with the SEC to register the Forum Shares subject to the Offer.

“Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”.

“SEC” means the United States Securities and Exchange Commission.

“Subsequent Acquisition Transaction” has the meaning given to it in Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”.

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

“Take-Up Date” means a date upon which Forum takes up or acquires HSE Shares under the Offer. Forum reserves the right, to the extent permitted by applicable law, to have multiple Take-Up Dates.

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th supplement), as amended and the regulations thereunder, as amended.

“taxable capital gain” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Taxation of Capital Gains and Losses on the Exchange and on the Disposition of Forum Shares”.

“trading day” means any day on which trading occurs on the TSX or the OTC Bulletin Board, as applicable.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

OFFER

August 12, 2009

TO: THE HOLDERS OF HSE SHARES

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled “Glossary” above.

1. The Offer

Forum hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding HSE Shares, including any HSE Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares, on the basis of one Forum Share in respect of four HSE Shares.

Each HSE Shareholder will receive the Offered Consideration in respect of all of the HSE Shareholder’s HSE Shares properly deposited under the Offer, subject to adjustment for fractional shares.

On August 11, 2009, the last trading day prior to the Offer, the closing price of the HSE Shares listed on the TSX was CDN$ 0.55. The volume-weighted average price of the HSE Shares on the TSX for the 20 trading days ended August 11, 2009 was CDN$ 0.51. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represents a premium of approximately 14% over the closing price of the HSE Shares on the TSX on the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin Board for the 20 trading days ended August 11, 2009, the Offer represents a premium of approximately 20% over the volume-weighted average price of the HSE Shares on the TSX for the same period.

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

Forum recommends that you to obtain recent quotations for the HSE Shares and Forum Shares before deciding whether or not to tender your HSE Shares.

The Offer is made only for HSE Shares and is not made for any HSE Options, HSE Warrants or other rights to acquire HSE Shares.

Any holder of HSE Options, HSE Warrants or other rights to acquire HSE Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert the options, warrants or other rights in order to obtain certificates representing HSE Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing HSE Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of HSE Options, HSE Warrants or other securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares does not exercise, exchange or convert such HSE Options, HSE Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such HSE Options, HSE Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term, expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a HSE Option or HSE Warrant will in accordance with its terms, become an option or right to acquire a number of Forum Shares based on the exchange ratio of a HSE Share for the Offered Consideration, as determined in accordance with the terms of the HSE Option, HSE Warrant or other convertible, exchangeable or exercisable securities.

Fractional Forum Shares will not be issued in connection with the Offer. Where on any Take-Up Date a HSE Shareholder is to receive Forum Shares as consideration for the Offer and the aggregate number of Forum Shares to be issued to the HSE Shareholder would result in a fraction of a Forum Share being issued, the number of Forum Shares to be received by the HSE Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is 0.5 or less) to the nearest whole number.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2. Conditions of the Offer

Notwithstanding any other provision of the Offer, subject to applicable law, and provided that Forum may not assert an Offer condition when the condition is triggered by Forum’s own action or inaction, Forum shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any HSE Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Forum at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;
(b)

any and all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions required by law, policy or practice (including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) that are, in Forum’s reasonable discretion, necessary or advisable to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to Forum, in its sole discretion, acting reasonably;

(c)

no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

	(i)	challenging the Offer or the ability of Forum to make or maintain the Offer;
(ii)

seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, Forum of any HSE Shares, (B) the take-up or acquisition of HSE Shares by Forum, (C) the issuance and delivery of Forum Shares in consideration for HSE Shares taken up or acquired by Forum, (D) the ability of Forum to acquire or hold, or exercise full rights of ownership of, any HSE Shares, (E) the ownership or operation or effective control by Forum of any material portion of the business, property, assets, licenses or permits of HSE or its affiliates or subsidiaries or to compel Forum or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of HSE or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of Forum and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)

seeking to obtain from Forum, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from HSE, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv)

which, in the reasonable discretion of Forum, if successful, would be reasonably likely to result in a Material Adverse Effect on HSE or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v)

which, in the reasonable discretion of Forum, if successful, would make uncertain the ability of Forum and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d)

Forum shall have determined in its reasonable discretion that, on terms satisfactory to Forum no shareholder rights plan or similar plan exists, or any such plan that does exist does not and will not adversely affect the Offer or Forum either before, on or after consummation of the Offer, because:

(i)

the Board of Directors has waived the application of such shareholder rights plan or similar plan to the acquisition of Common Shares by Forum under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(ii)

a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of rights or the issue of Common Shares upon the exercise of rights under such shareholder rights plan or similar plan in relation to the acquisition of Common Shares by Forum under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)

a court of competent jurisdiction has ordered that such rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)

such rights and such shareholder rights plan or similar plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(v)

there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of HSE Shares under the Offer, or any Compulsory Acquisition or any Subsequent Acquisition Transaction and there shall not exist any law, nor shall any law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on:

	(i)	the acquisition by, or sale to, Forum of any HSE Shares,
	(ii)	the take up or acquisition of HSE Shares by Forum,
	(iii)	the issuance and delivery of Forum Shares in consideration for HSE Shares taken up or acquired by Forum,
	(iv)	the ability of Forum to acquire or hold, or exercise full rights of ownership of, any HSE Shares,
(v)

the ownership or operation or effective control by Forum of any material portion of the business, property, assets, licenses or permits of HSE or its affiliates or subsidiaries or to compel Forum or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of HSE or any of its affiliates or subsidiaries as a result of the Offer, or

	(vi)	the ability of Forum and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;
(vi)

Forum shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by HSE prior to August 12, 2009 in respect of any of HSE’s properties, assets, licenses or permits;

(vii)	Forum shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened:
(i)

any property, right, franchise, concession, permit or licence of HSE or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for HSE Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to Forum of the acquisition of HSE or make it inadvisable for Forum to proceed with the Offer and/or with taking up and paying for HSE Shares deposited under the Offer, or

(ii)

any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which HSE or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to Forum of the acquisition of HSE or make it inadvisable for Forum to proceed with the Offer and/or taking up and paying for HSE Shares deposited under the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of Forum taking up and paying for HSE Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)

Forum shall have determined in its reasonable discretion that none of HSE, any of its affiliates or subsidiaries, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by HSE prior to August 12, 2009), which might reduce the expected economic value to Forum of the acquisition of HSE or make it inadvisable for Forum to proceed with the Offer and/or with the taking up and paying for HSE Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing:

(i)

any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of HSE or any of its affiliates (other than any such sale, disposition or other dealing between HSE and any affiliate of HSE), any issuance of securities (other than in connection with the exercise of HSE Options, HSE Warrants or other securities of HSE existing on August 12, 2009 that are convertible into or exchangeable or exercisable for HSE Shares in accordance with their terms specifically and as publicly disclosed prior to August 12, 2009) or options or rights to purchase securities, the payment of any dividends or other distributions or payments, any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding HSE Shares or other securities of HSE or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets or securities by HSE or any of its affiliates, any reorganization of HSE and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving HSE or any of its subsidiaries or affiliates, the making of or committing to make any capital expenditure by HSE or any of its affiliates or subsidiaries (other than in accordance with plans specifically and publicly disclosed by HSE prior to August 12, 2009), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document;

	(ii)	any change to HSE’s notice of articles, articles or other constating documents;
(iii)

adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of HSE’s or its affiliates’ or subsidiaries’ employees, consultants, officers or directors not specifically and publicly disclosed by HSE prior to August 12, 2009;

(iv)

adopting, establishing or entering into, or amending or making on or after August 12, 2009 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of HSE or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular;

	(v)	except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of HSE or any of its affiliates or subsidiaries; or

(vi)	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to HSE, or any agreement to engage in any of the foregoing;
(i)

Forum shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after August 12, 2009 that has or may have a Material Adverse Effect on HSE and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on HSE and its affiliates and subsidiaries, taken as a whole and Forum shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after August 12, 2009, that, in the reasonable discretion of Forum, has had or may have a Material Adverse Effect on HSE and its affiliates and subsidiaries, taken as a whole;

(j)

Forum shall not have become aware of any untrue statements of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of HSE with any securities commission or similar securities regulatory authority in any of the provinces of Canada or elsewhere, prior to August 12, 2009, including any prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by HSE, and HSE shall have disclosed all material changes in relation to HSE which occurred prior to August 12, 2009 in a non-confidential material change report filed with the British Columbia Securities Commission prior to August 12, 2009;

(k)

Forum (directly or through one or more affiliates) shall not have entered into an agreement with HSE which contemplates the acquisition, directly or indirectly, of 100% of the HSE Shares in a single transaction approved by the HSE Shareholders; and

(l)

there shall not have occurred or been threatened on or after August 12, 2009: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or the OTC Bulletin Board; (ii) any change in the general political, market, economic, social or financial market conditions in Canada or the United States that could, in the reasonable discretion of Forum, have a Material Adverse Effect on HSE and its affiliates and subsidiaries, taken as a whole; (iii) any extraordinary or material adverse change in the financial markets in Canada or the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of Forum and may be asserted by Forum regardless of the circumstances giving rise to any such condition. Forum may, in Forum’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which Forum may have. The failure by Forum at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Forum reserves the right to withdraw the Offer if, at the Expiry Time, any condition to the Offer remains unsatisfied or has not been waived. Any determination by Forum concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by Forum to that effect to the Depositary at its office in Toronto, Ontario.

Forum, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal in compliance with applicable securities laws, will cause the Depositary, if required by law, as soon as practicable thereafter to notify HSE Shareholders in the manner set forth below in Section 11 of this Offer, “Notice and Delivery” and provide a copy of the notice thereof to the TSX and the OTC Bulletin Board. In the event that Forum waives a material condition to the Offer, Forum will disseminate notice of such waiver to HSE Shareholders in a manner reasonably calculated to inform such holders of such waiver and will allow sufficient time for HSE Shareholders to consider the effect of such waiver on the Offer. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario. In the event of any waiver, all HSE Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Forum in accordance with the terms of the Offer. If the Offer is withdrawn, Forum will not be obligated to take up or pay for any HSE Shares deposited under the Offer and the Depositary will promptly return all HSE Shares to the parties by whom it was deposited in acceptance of the Offer. See Section 9 of this Offer, “Return of Deposited Securities”.

3. Take-Up and Payment for Deposited HSE Shares

If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived at the end of the Offer Period, Forum will, in accordance with the terms of the Offer, take up HSE Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of the Offer, “Right to Withdraw Deposited HSE Shares”, promptly, following the Expiry Time, but in any event not later than ten days after the Expiry Date. Any HSE Shares taken up will be paid for promptly and in any event not later than the earliest of three Business Days after they are taken up and ten days after the Expiry Date. Any HSE Shares deposited pursuant to the Offer after the first date on which HSE Shares have been taken up by Forum will be taken up and paid for within ten days of such deposit.

Subject to applicable law, Forum expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any HSE Shares or to terminate the Offer and not take up or pay for any HSE Shares or terminate the Offer if any condition of the Offer is not satisfied or, where permitted, waived by Forum by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario.

Forum also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for HSE Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, Forum will be deemed to have taken up and accepted for payment HSE Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when Forum gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Toronto, Ontario.

Forum will pay for HSE Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for Forum Shares for transmittal to persons who have deposited HSE Shares under the Offer. The Depositary will act as the agent of the persons who have deposited HSE Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from Forum and transmitting such Offered Consideration to such persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing HSE Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by Forum or the Depositary to persons depositing HSE Shares on the purchase price of HSE Shares purchased by Forum, regardless of any delay in making such payment.

Settlement with each HSE Shareholder who has validly deposited and not validly withdrawn HSE Shares under the Offer will be made by the Depositary forwarding a certificate for the Forum Shares to which such HSE Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered HSE Shareholder of the HSE Shares so deposited. Unless the person depositing the HSE Shares instructs the Depositary to hold the certificates representing the Forum Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificates will be sent to the address of the HSE Shareholder as shown on the securities register maintained by or on behalf of HSE. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more HSE Shares than are deposited, certificates for unpurchased HSE Shares will be returned, at Forum’s expense, to the depositing HSE Shareholder as soon as it is practicable following the termination of the Offer or the conclusion of the Offer, as applicable. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased HSE Shares will be forwarded to the address of the registered HSE Shareholder as shown on the securities register maintained by HSE.

HSE Shareholders depositing HSE Shares will not be required to pay any fee or commission if they accept the Offer by depositing their HSE Shares directly with the Depositary. If you own your HSE Shares through a broker or other nominee and your broker or nominee tenders your HSE Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4. Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn by Forum upon the failure of one or more conditions to the Offer in accordance with applicable law, until 5:00 p.m., Eastern Standard Time, on September 21, 2009.

See Section 6 of this Offer, “Extensions, Variations and Changes to the Offer”.

5. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by HSE Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

(a)	a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;
(b)	the certificate(s) representing the HSE Shares in respect of which the Offer is being accepted; and
(c)	any other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

HSE Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for HSE Shares may deposit certificates representing HSE Shares pursuant to the procedure for guaranteed delivery described below.

In addition, HSE Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)

the Letter of Transmittal is signed by the registered owner of the HSE Shares exactly as the name of the registered HSE Shareholder appears on the HSE Shares certificate deposited therewith, and the certificates for Forum Shares under the Offer are to be delivered directly to such registered HSE Shareholder; or

(b)	HSE Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing HSE Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the Forum Shares are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a HSE Shareholder wishes to accept the Offer and either (i) the certificates representing such HSE Shareholder’s HSE Shares are not immediately available or (ii) such HSE Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary at or prior to the Expiry Time, such HSE Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;
(b)

a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or prior to the Expiry Time; and

(c)

the certificate(s) representing the Deposited Shares in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such HSE Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario office of the Depositary at or prior to 5:00 p.m. (Eastern Standard time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

HSE Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a HSE Shareholder’s HSE Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of HSE Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

HSE Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

HSE Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a HSE Shareholder’s HSE Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of HSE Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the HSE Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Forum may enforce such agreement against such participant.

HSE Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact their broker or the Information Agent for assistance. Contact details for the Information Agent may be found on the last page of this document.

Method of Delivery

The method of delivery of the certificates representing HSE Shares (or a Book-Entry Confirmation for the HSE Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing HSE Shareholder. Forum recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for HSE Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such HSE Shares by the Depositary.

A HSE Shareholder who wishes to deposit HSE Shares under the Offer and whose HSE Shares is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such HSE Shares under the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of HSE Shares will be determined by Forum in its sole discretion, which determination will be final and binding on all parties. Forum reserves the absolute right to reject any and all deposits of HSE Shares determined by it not to be in proper form, or the issue of Forum Shares in respect of which may, in the opinion of Forum’s counsel, be unlawful. Forum also reserves the absolute right to waive any defect or irregularity in any deposit of HSE Shares. No deposit of HSE Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Forum, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Forum’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. Forum reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by Forum or the Depositary due to any delay in taking up and paying for any HSE Shares accepted pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to HSE Shares being validly withdrawn by or on behalf of a depositing HSE Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a HSE Shareholder deposits, sells, assigns and transfers to Forum all right, title and interest in and to the HSE Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book entry transfer into the Depositary’s accounts with CDS or DTC, as applicable) irrevocably approves, constitutes and appoints, effective on and after the date that Forum takes up and pays for the Deposited Shares covered by the Letter of Transmittal or book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of Forum and any other person designated by Forum in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing HSE Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such HSE Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of HSE; (b) for so long as any Purchased Securities are registered or recorded in the name of such HSE Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such HSE Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Forum in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such HSE Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of HSE; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such HSE Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such HSE Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A HSE Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the HSE Shareholder at any time with respect to the Deposited Shares or any Distributions. The HSE Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing HSE Shareholder unless the Deposited Shares are not taken up and paid for under the Offer.

A HSE Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of HSE and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Forum any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Forum as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A HSE Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of Forum, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Forum. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such HSE Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing HSE Shareholder and Forum, effective immediately following Forum’s take-up of the HSE Shares deposited by such HSE Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing HSE Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited under the Offer, (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by Forum, Forum will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by Forum.

Subject to the limitations described below, Forum expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a HSE Shareholder to accept or reject the Offer (other than a change that is not within the control of Forum or an affiliate of Forum, unless it is a change in a material fact relating to the Forum Shares), Forum will give written notice of such change to the Depositary at its office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. Forum will, as soon as practicable after giving any such notice to the Depositary (but in no event later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiry Time), publicly announce the extension, variation or change, provide a copy of the notice thereof to the TSX and the OTC Bulletin Board and, if required by applicable law, cause the Depositary to mail a copy of any such notice to HSE Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of HSE. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer Period will not expire before ten days after the notice of change or variation has been given to HSE Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of the Offer Period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

During any extension of the Offer, all HSE Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by Forum in accordance with the terms of the Offer, subject to Section 8 of this Offer, “Right to Withdraw Deposited HSE Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by Forum of any of its rights under Section 2 of this Offer, “Conditions of the Offer”.

If, before the Expiry Time, Forum in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose HSE Shares is taken up under the Offer.

7. Changes in Capitalization of HSE; Liens

If, on or after the date of the Offer, HSE should divide, combine, reclassify, consolidate, convert or otherwise change any of the HSE Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Forum may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, “Conditions of the Offer”, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

HSE Shares acquired pursuant to the Offer shall be transferred by the HSE Shareholder and acquired by Forum free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the HSE Shares, whether or not separated from the HSE Shares, but subject to any HSE Shares being validly withdrawn by or on behalf of a depositing HSE Shareholder. If, on or after the date of the Offer, HSE should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any HSE Shares, which is or are payable or distributable to HSE Shareholders of record on a date prior to the transfer into the name of Forum or its nominees or transferees on the securities register maintained by or on behalf of HSE in respect of HSE Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing HSE Shareholder to the Depositary for the account of Forum accompanied by appropriate documentation of transfer. Pending such remittance, Forum will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by Forum pursuant to the Offer the amount or value thereof, as determined by Forum in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations.”

8. Right to Withdraw Deposited HSE Shares

Except as otherwise provided in this Section 8, all deposits of HSE Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any HSE Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing HSE Shareholder:

(a)	at any time before the HSE Shares have been taken up by Forum pursuant to the Offer;

(b)	if the HSE Shares have not been paid for by Forum within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(a)

a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a HSE Shareholder to accept or reject the Offer (other than a change that is not within the control of Forum or an affiliate of Forum, unless it is a change in a material fact relating to the Forum Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(b)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the HSE Shares where the Expiry Time is not extended for more than 10 days); is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by Forum at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant HSE Shares. Any such notice of withdrawal must:

(a)	be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy;
(b)	be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the HSE Shares to be withdrawn;
(c)

specify the number of HSE Shares to be withdrawn, the name of the registered HSE Shareholder and the certificate number shown on the share certificate(s) representing such HSE Shares to be withdrawn; and

(d)	must be actually received by the Depositary at the place of deposit for the applicable HSE Shares (or Notice of Guaranteed Delivery in respect thereof).

No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered HSE Shareholder exactly as the name of the registered HSE Shareholder appears on the certificate representing HSE Shares deposited with the Letter of Transmittal or if the HSE Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of HSE Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if HSE Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn HSE Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by Forum in its sole discretion and such determination will be final and binding. There will be no duty or obligation on Forum, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any HSE Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn HSE Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, “Manner of Acceptance”.

If Forum extends the period of time during which the Offer is open, is delayed in taking up or paying for the HSE Shares or is unable to take up or pay for HSE Shares for any reason, then, without prejudice to Forum’s other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of Forum all Deposited Shares and Distributions, and such HSE Shares may not be withdrawn except to the extent that depositing HSE Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

9. Return of Deposited Securities

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more HSE Shares than is deposited, certificates for unpurchased HSE Shares will be returned to the depositing HSE Shareholder as soon as is practicable following the termination or withdrawal of the Offer by either:

(a)	sending new certificates representing HSE Shares not purchased or by returning the deposited certificates (and other relevant documents); or
(b)

in the case of HSE Shares deposited by book-entry transfer of such HSE Shares pursuant to the procedures set forth in Section 5 of this Offer, “Manner of Acceptance—Acceptance by Book-Entry Transfer”, such HSE Shares will be credited to the depositing HSE Shareholder’s account maintained with CDS or DTC, as applicable.

Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the HSE Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by HSE or its transfer agent, as soon as practicable after the termination of the Offer.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Forum determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the HSE Shares was delivered, upon application to the Depositary, until such time as Forum has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, “Notice and Delivery”, the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the HSE Shares will be deemed to have been paid for immediately upon such deposit.

Notice of any determination regarding mail service delay or interruption made by Forum will be given in accordance with Section 11 of this Offer, “Notice and Delivery”.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which Forum or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered HSE Shareholders if it is mailed by prepaid, first class mail to the registered HSE Shareholders at their respective addresses appearing in the appropriate registers maintained by HSE in respect of the HSE Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more HSE Shareholders and notwithstanding any interruption of mail service in Canada following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada, Forum intends to make reasonable efforts to disseminate the notice by other means such as publication.

Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which Forum or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by HSE Shareholders if:

(a)	it is given to the TSX for dissemination through their facilities;
(b)	it is published once in the National Edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, Quebec; or
(c)	it is given to the Marketwire News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered HSE Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and Forum will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of HSE Shares when such list or listing is received. Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

During the term of the Offer, Forum does not intend to purchase any HSE Shares in the market. For this purpose, “Offeror” includes Forum and any person acting jointly or in concert with Forum. Although Forum has no present intention to sell HSE Shares taken up under the Offer, Forum reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such HSE Shares after the Expiry Time.

13. Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of Forum other than as contained in the Offer and Circular, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Forum or the Depositary for purposes of the Offer.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

Forum reserves the right to transfer to one or more affiliates of Forum the right to purchase all or any portion of the HSE Shares deposited under the Offer. Any such transfer will not relieve Forum of its obligations under the Offer and will not prejudice the rights of HSE Shareholders depositing HSE Shares to receive payment for HSE Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Forum by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, is not being made or directed to, nor will deposits of HSE Shares be accepted from or on behalf of, HSE Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

However, Forum may, in its sole discretion, take such action as it may deem necessary to extend the Offer to HSE Shareholders in any such jurisdiction.

Forum, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any deposit of HSE Shares, and the validity of any withdrawals of HSE Shares.

Forum reserves the right to waive any defect in acceptance with respect to any particular HSE Shares or any particular HSE Shareholder. There shall be no duty or obligation of Forum, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any HSE Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offer and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. HSE Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: August 12, 2009

FORUM NATIONAL INVESTMENTS LTD.

/s/ Dan Clozza

Daniel Clozza

President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the Offer dated August 12, 2009 by Forum to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding HSE Shares, including any HSE Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. HSE Shareholders are urged to refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning HSE contained in the Offer and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Forum does not have any knowledge that would indicate that any statements contained herein relating to HSE taken from or based upon such documents and records are inaccurate or incomplete, neither Forum nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to HSE taken from or based upon such documents and records, or for any failure by HSE to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Forum.

1. Forum

Forum was incorporated under the Company Act (British Columbia) on September 22, 1995, under the name of “Snowbird Vacations International Inc.”, and was continued under the Business Corporations Act (Ontario) (“OBCA”) to the Province of Ontario on November 12, 1997. The name of Forum was changed to Intravelnet.com Inc. on February 26, 1999. Further to shareholder approval on April 17, 2002, Forum’s name was changed to Forum National Investments Ltd., with a consolidation of the share capital on a ten old for a one new basis, effective July 5, 2002. On April 16 of 2007 the share capital of Forum was forward split on a 3 new for 1 old basis.

Forum’s principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275-2170 and fax number is (604) 275-8745. Forum’s agent in Canada is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5.

Forum has three lines of business at this time:

  Forum owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates.
  Forum owns a passenger carrying yacht the 120’ MV Spirit of 2010 valued at US$ 12,000,000. The vessel is available for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Charters will are available to the general public in addition to the existing travel club membership.
  Forum has entered the Life Settlement market. A life settlement is the purchase of an existing life insurance policy by a third party. The third party then continues to make the premiums payments until the policy has matured and at that time receives the benefits. Forum sees this new market as a high growth opportunity in which to participate through its recently created American Life Settlement Society.

Forums Shares are listed and posted for trading on the OTC under the symbol “FMNLF.OB”.

Forum is a reporting issuer or the equivalent in British Columbia and files its continuous disclosure documents with the British Columbia Securities Commission. Such documents are available at www.sedar.com. Forum is also an SEC registrant and accordingly files with or furnishes to the SEC certain documents applicable to foreign private issuers, including annual reports on Form 20-F, and other information with the SEC. Forum has filed a Tender Offer Statement on Schedule TO along with other documents and information, and expects to mail this Offer and Circular to HSE Shareholders concerning the Offer and the proposed combination of Forum and HSE. The Registration Statement and other documents and information are available at www.sec.gov.

2. HSE

HSE was incorporated under the Business Corporations Act (Alberta), (collectively with the regulations thereunder “ABCA”), as “791411 Alberta Ltd.” on July 2, 1998. On August 6, 1998, HSE changed its name to “High Five Oilfield Services Ltd.” and filed Articles of Amendment to amend the authorized share structure to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. On May 26, 1999, HSE filed Articles of Amendment to remove the share transfer and private company restrictions. On September 8, 2000, HSE changed its name to “Patch Safety Services Ltd.” On January 1, 2002 HSE amalgamated with Patch H2S Services Ltd. and Think H2S Safety Service Ltd. and continued as “Patch Safety Services Ltd.”. On August 31, 2004 HSE changed its name to “HSE Integrated Ltd.”, and completed a share consolidation of common shares (the “Common Shares”) on the basis of one new Common Share for every five (5) existing Common Shares held. On July 18, 2005 HSE filed Articles of Amendment to add Schedule B “Other Rules and Provisions” allowing the Directors to appoint additional directors between annual general meetings (“AGM”), pursuant to the ABCA. On January 1, 2006 HSE amalgamated with 1071971 Alberta Ltd., 1140119 Alberta Ltd., 1211185 Alberta Ltd., 1211876 Alberta Ltd., 550870 Alberta Ltd., 921577 Alberta Ltd., Bluestar EMS Ltd., Bluestar EMS Safety Ltd., Confined Space Response Services Inc., Mobile Safety Service Ltd., Patch International Ltd., Scotford Safety Inc., and SDS Group Inc. and continued as “HSE Integrated Ltd.” On January 1, 2007 HSE amalgamated with Bear’s Safety & Rescue Services Ltd., J.E.C. and Company Ltd. and Sentry Fire Equipment Ltd. and continued as “HSE Integrated Ltd.” Also on January 1, 2007 HSE amalgamated with Key Safety Services Inc. and continued as “HSE Integrated Ltd.” Additionally on January 1, 2007 HSE amalgamated with Key Monitoring Solutions Corp. and continued as “HSE Integrated Ltd.” On July 1, 2007 HSE acquired all the outstanding shares of Prairie Wide Safety Ltd. and on January 1, 2008, Prairie Wide Safety Ltd. and 1370512 Alberta Limited amalgamated with HSE and continued as “HSE Integrated Ltd.”

The head office of HSE is located at Suite 1000, 630 – 6th Avenue SW, Calgary, Alberta, Canada T2P 0S8. The registered office of the Corporation is located at Suite 3500, Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, Canada T2P 4J8.

HSE is an integrated provider of health, safety and environment services and equipment to industry. The HSE’s core objective is to become industry’s preferred safety partner to address health, environmental and safety risks in the workplace. To achieve this, HSE employs a comprehensive health and safety equipment asset base and a dedicated and highly-trained expert workforce whose sole purpose is to deliver services within the corporation’s mission to help its clients cost-effectively protect workers, assets and the community.

HSE Shares are listed and posted for trading on the TSX under the symbol “HSL” and traded on the OTC Pink Sheets under the symbol “HSEIF.PK”.

HSE is a reporting issuer or the equivalent in British Columbia, Alberta and Ontario and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

3. Background

Forum’s management regularly reviews the activities of other companies for the purpose of identifying and investigating prospective assets that would be complementary to, and consistent with, Forum’s strategic vision. During the spring of 2009, management of Forum determined that there may be an opportunity for Forum to acquire HSE and integrate HSE into the existing businesses conducted by Forum. Forum commenced a due diligence process on HSE based on public information and made some inquires as to the status of HSE’s Board of Directors and management.

In July 2009, Daniel Clozza, President and Chief Executive Officer of Forum, approached two directors of the Board of Directors of HSE, to discuss a possible business combination between Forum and HSE. Mr. Clozza was told that HSE would not be open to discussions or in permitting Forum to undertake a review of HSE’s assets at that time.

In mid-July 2009, Forum instructed its legal counsel to advise the Board of Directors of Forum as to the steps it would need to take to acquire control of HSE and alternative approach strategies to acquire HSE. The board of directors of Forum authorized management to further investigate the acquisition of HSE and if suitable go forward with a written proposal, to which Forum would offer to purchase all of the HSE Shares for the Offered Consideration. On July 17, 2009, the Board of Directors of Forum authorized management to publicly announce Forum’s intention to make the Offer.

Forum announced its intention to make the Offer on July 17, 2009, on close of trading on the TSX and the OTC Bulletin Board.

4. Benefits of the Offer

Forum believes that HSE Shareholders will enjoy the following significant benefits from the Offer:

  Premium to market price. On August 11, 2009, the last trading day prior to the Offer, the closing price of the HSE Shares listed on the TSX was CDN$ 0.55. The volume-weighted average price of the HSE Shares on the TSX for the 20 trading days ended August 11, 2009 was CDN$ 0.51. Based on the closing price of the Forum Shares on the OTC Bulletin Board on August 11, 2009, the Offer represents a premium of approximately 14% over the closing price of the HSE Shares on the TSX on the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin Board for the 20 trading days ended August 11, 2009, the Offer represents a premium of approximately 20% over the volume weighted average price of the HSE Shares on the TSX for the same period.

  On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares were US$ 2.90 (CDN$ 3.25) on the OTC Bulletin Board and the closing price of the HSE Shares was CDN$ 0.56 on the TSX. Based on the closing price of the Forum Shares on the OTC Bulletin Board on July 16, 2009, the Offer represents a premium of approximately 31% over the closing price of the HSE Shares on the TSX for the same date. Based on the volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 (US$ 3.43/CDN$ 3.85), the Offer represents a premium of approximately 55% over the volume-weighted average price of the HSE Shares (CDN$ 0.43) on the TSX for the same period.

  Exposure to a diverse portfolio of assets. HSE Shareholders will benefit from ongoing exposure to the potential of Forum’s current and future success.

  HSE Shareholders will continue to participate in any increase in value of the HSE business by holding approximately 25% of the outstanding Forum Shares following the successful completion of the Offer and Subsequent Acquisition Transaction or Compulsory Acquisition, if applicable. In addition, the Combined Company will provide HSE Shareholders with exposure to Forum’s three current lines of business: life settlements; travel clubs; yacht cruises. (Note: Forum will hold 1.4% of the 25% of Forum Shares held by HSE Shareholders).

  Tax efficient structure. The Offer has been structured so that it will allow certain HSE Shareholders who tender to the Offer to do so on a tax efficient basis. Canadian resident HSE Shareholders may receive Forum Shares on a tax-deferred basis.

5. Purpose of the Offer and Forum’s Plans for HSE

Purpose of the Offer

The purpose of the Offer is to enable Forum to acquire all of the HSE Shares. If, within four months after the date of the Offer, at least 90% of the issued and outstanding HSE Shares not held by, or by a nominee for, Forum or its affiliates are validly tendered pursuant to the Offer, the conditions of the Offer are satisfied or waived and Forum takes up and pays for the HSE Shares validly deposited under the Offer, Forum intends, subject to compliance with all applicable laws, to undertake a Compulsory Acquisition to acquire all of the HSE Shares not deposited under the Offer.

If Forum is not entitled to effect a Compulsory Acquisition, Forum intends to acquire the remaining HSE Shares pursuant to a Subsequent Acquisition Transaction, for consideration per HSE Share equal in value to and in the same form as the Offered Consideration. In calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Forum Share shall be deemed to be at least equal in value to each Forum Share offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of HSE Shares acquired by Forum pursuant to the Offer. Although Forum intends to propose a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in Forum’s ability to effect such a transaction, information subsequently obtained by Forum, changes in general economic or market conditions or in the business of HSE, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Forum reserves the right not to propose a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein.

See Section 10 of this Circular, “Acquisition of HSE Shares Not Deposited Under the Offer”.

Plans for Forum and HSE Following the Completion of the Offer

If the Offer is accepted and Forum acquires all of the outstanding HSE Shares, Forum intends to continue the existing business of HSE. Forum also expects to conduct a review of HSE and its assets, operations, management and personnel to determine the changes necessary to integrate the operations and management of HSE into the operations and management of Forum as soon as possible after the Offer has completed. It is anticipated that the current management of Forum will manage HSE in place of HSE’s current management and that the HSE Board of Directors will be replaced by nominees of Forum. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Forum intends to apply to delist the HSE Shares from the TSX.

If Forum proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Forum will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional HSE Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from HSE, or taking no further action to acquire additional HSE Shares or selling any or all HSE Shares it has acquired.

Forum intends to apply to the TSX to list Forum and to list the Forum Shares to be issued to HSE Shareholders in connection with the Offer. There is no guarantee that Forum’s application to list will be accepted by the TSX.

Treatment of HSE Options and HSE Warrants

The Offer is made only for HSE Shares and is not made for any HSE Options, HSE Warrants or other rights to acquire HSE Shares. Any holder of such HSE Options, HSE Warrants or other rights to acquire HSE Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert their HSE Options, HSE Warrants or other rights in order to obtain certificates representing HSE Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing HSE Shares available for deposit prior to the Expiry Date in accordance with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance— Letter of Transmittal” or in sufficient time to fully comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of HSE Options, HSE Warrants or other securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares does not exercise, exchange or convert such HSE Options, HSE Warrants or other convertible, exchangeable or exercisable securities before the Expiry Time, such HSE Options, HSE Warrants or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a HSE Option or HSE Warrant will become an option, warrant or right to acquire a number of Forum Shares based on the exchange ratio of a HSE Share for the Offered Consideration, as determined in accordance with terms of the HSE Option, HSE Warrant or other convertible, exchangeable or exercisable securities.

See Section 10 of this Circular, “Acquisition of HSE Shares Not Deposited Under the Offer”.

The tax consequences to holders of HSE Options and HSE Warrants of exercising or not exercising their HSE Options and HSE Warrants are not described in this Circular. Holders of HSE Options and HSE Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their HSE Options and HSE Warrants.

6. Risk Factors Related to the Offer

The combination of the businesses of Forum and HSE is subject to certain risks and uncertainties, including without limitation those set out in this Section 6. Additional risks and uncertainties relating to Forum are discussed or referred to in the Annual Report as filed using SEC Form 20-F and the management’s discussion and analysis for Forum incorporated by reference herein and available on SEDAR at www.sedar.com. Additional risks and uncertainties relating to HSE are discussed or referred to in the documents filed by HSE with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.

The Forum Shares issued in connection with the Offer may have a market value different than expected. Forum is offering to purchase HSE Shares on the basis of one Forum Share for four HSE Shares.

Because the exchange ratio will not be adjusted to reflect any changes in the market value of Forum Shares, the market values of the Forum Shares and the HSE Shares at the time of the take up of the HSE Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that HSE Shareholders tender their HSE Shares. If the market price of Forum Shares declines, the value of the consideration received by HSE Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Forum, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, political changes, commodity price changes and other factors over which Forum has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian HSE Shareholders tender their HSE Shares. These changes may significantly affect the value of the consideration received for tendered HSE Shares by non-Canadian HSE Shareholders.

Forum has not verified the reliability of the information regarding HSE included in, or which may have been omitted from, the Offer and Circular.

Forum has relied exclusively upon publicly available information and records on file of HSE in connection with the information provided herein. All historical information regarding HSE contained in the Offer and Circular, including all HSE financial information and all pro forma financial information reflecting the pro forma effects of a combination of HSE and Forum which are derived in part from HSE’s financial information, has been derived from HSE’s publicly available information. HSE has not filed on SEDAR or otherwise publicly disclosed certain of its contracts which may objectively be considered material.

Accordingly, any inaccuracy or material omission in HSE’s publicly available information, including the information about or relating to HSE and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

Change of control provisions in HSE’s agreements triggered upon the acquisition of HSE may lead to adverse consequences.

Forum will hold HSE Shares representing a majority of the voting rights of HSE if the Offer is successful. Although none are disclosed in HSE’s public filings, HSE may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer. The operation of any such change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect HSE’s results of operations and financial condition and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

The integration of Forum and HSE may not occur as planned.

The anticipated benefits of the Offer will depend in part on whether the properties, assets, operations, systems, management and cultures of each of HSE and Forum can be integrated in an efficient and effective manner, the timing and manner of completion of any Subsequent Acquisition Transaction or Compulsory Acquisition and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of properties and assets, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant onetime write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies’ properties, assets, operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices fall below such assumed prices, the synergies to be realized could be adversely affected.

The market and listing for HSE Shares may be affected if Forum takes up any HSE Shares.

The purchase of any HSE Shares by Forum under the Offer will reduce the number of HSE Shares that might otherwise trade publicly, as well as the number of HSE Shareholders, and, depending on the number of HSE Shareholders depositing and the number of HSE Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining HSE Shares held by the public. After the purchase of the HSE Shares under the Offer, it may be possible for HSE to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada and in any other jurisdiction in which there is an insignificant number of HSE Shareholders. See Section 16 of this Circular, “Effect of the Offer on the Market for and Listing of HSE Shares.”

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the HSE Shares from the TSX. Among such criteria are the number of HSE Shareholders, the number and aggregate market value of shares publicly held. Depending on the number of HSE Shares purchased under the Offer, it is possible that the HSE Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the HSE Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the HSE Shares. Additionally, to the extent permitted under applicable laws and TSX rules, Forum intends to cause HSE to apply to delist the HSE Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the HSE Shares are delisted and HSE ceases to be a “public corporation” for the purposes of the Tax Act, the HSE Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to non-resident HSE Shareholders of the HSE Shares, as described in Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

After the consummation of the Offer, HSE would become a majority-owned subsidiary of Forum and Forum’s interests could differ from those of the HSE Shareholders.

After the consummation of the Offer, Forum may, depending on the number of HSE Shares taken up by Forum under the Offer, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of HSE Shareholders, including adopting certain amendments to HSE’s constating documents and approving mergers or sales of HSE’s assets. In particular, after the consummation of the Offer, Forum may integrate HSE and Forum, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling Forum or an affiliate of Forum to acquire all HSE Shares not acquired pursuant to the Offer. In any of these contexts, Forum’s interests with respect to HSE may differ from those of any remaining minority HSE Shareholders who do not deposit their HSE Shares.

The acquisition of HSE by Forum may not be successfully completed without the possibility of HSE Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.

In order for Forum to acquire all of the issued and outstanding HSE Shares, it may be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in HSE Shareholders having the right to dissent and demand payment of the fair value of their HSE Shares.

If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting HSE Shareholders for their HSE Shares. A court may determine that the fair value to be paid to dissenting shareholders is an amount greater than or less than the Offer Consideration. There is no assurance that a Subsequent Acquisition Transaction can be completed without HSE Shareholders exercising dissent rights in respect of a substantial number of HSE Shares, which could result in the requirement to make a substantial cash or similar payment that could have an adverse effect on Forum’s financial position and liquidity.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required.

The Offer is conditional upon, among other things, Forum having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by Forum including, without limitation, those under applicable competition, merger control, antitrust or other similar laws, if any. See Section 2 of the Offer, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of HSE, Forum does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns or other regulatory consents or approvals, however, Forum cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Forum.

See Section 17 of this Circular, “Regulatory Matters”.

HSE Shareholders will realize dilution of their interest As a result of the issuance of Forum Shares under the Offer, the HSE Shareholders’ ownership interest in the Combined Company will be diluted, relative to their current ownership interest in HSE.

See Section 9 of this Circular, “Information About HSE — Share Capital of HSE”.

The issuance of a significant number of Forum Shares and the potential resale of a significant number of such shares on the TSX or the OTC Bulletin Board could adversely affect the market price of Forum Shares after the take up of HSE Shares under the Offer.

If all of the HSE Shares are tendered to the Offer, a significant number of additional Forum Shares will be available for trading in the public market. Such sales may adversely affect the market price of Forum Shares.

Moreover, the overall increase in the number of Forum Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Forum Shares. The perceived risk of a substantial sale of Forum Shares, as well as any actual sales of such Forum Shares in the public market, could adversely affect the market price of the Forum Shares.

Nature of the Forum Shares.

The Forum Shares involve a high degree of risk and should be acquired only by investors whose financial resources are sufficient to enable them to assume such risks. The Forum Shares should not be acquired by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in Forum Shares should not constitute a major portion of an investor’s portfolio.

Price and volatility of public stock

The market price of securities of Forum has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of Forum. It may be anticipated that any market for Forum Shares will be subject to market trends generally and the value of Forum Shares on the TSX and the OTC Bulletin Board may be affected by such volatility.

Additional Risk Factors

In assessing the Offer, HSE Shareholders should also carefully review the risks and uncertainties described in Forum’s Annual Annual Report as filed on Form 20-F and its management’s discussion and analysis incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, HSE may be subject to risks and uncertainties that may or may not be applicable or material to Forum at the present time, but that may apply to the Combined Company. Risk factors relating to HSE can be found in HSE’s most recent management’s discussion and analysis and Annual Report as filed on Form 20-F filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

7. Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) Forum’s historical consolidated financial information as at and for the fiscal year ended September 30, 2008 and the nine month period ended September 30, 2007 and as at and for the six month periods ended March 31, 2009 and 2008, (ii) HSE’s historical financial information as at and for the fiscal years ended December 31, 2008 and 2007 and as at and for the three month periods ended March 31, 2009 and 2008, and (iii) unaudited pro forma condensed consolidated financial information for Forum as at and for the six-month period ended March 31, 2009 and for the fiscal year ended September 30, 2008. The historical financial information of Forum as at and for the fiscal year ended September 30, 2008 and the nine month period ended September 31, 2007 has been derived from Forum’s audited consolidated financial statements, and the historical financial information of Forum as at and for the six month periods ended March 31, 2009 and 2008 has been derived from Forum’s unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on EDGAR at www.sec.gov. The historical financial information for HSE as at and for the fiscal years ended December 31, 2008 and 2007 and the historical financial information of HSE as at and for the three month periods ended March 31, 2009 and 2008 has been derived from HSE’s audited financial statements, and the historical financial information of HSE as at and for the three month periods ended March 31, 2009 and 2008 has been derived from HSE’s unaudited interim consolidated financial statement, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Forum and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma condensed consolidated financial statement information for Forum gives effect to the proposed acquisition of HSE as if such acquisition had occurred as at October 1, 2008 for the purposes of the pro forma condensed consolidated statements of operations for six-month period ended March 31, 2009 and as at October 1, 2007 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended September 30, 2008.

In preparing the unaudited pro forma condensed consolidated financial statement information, management of Forum has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Forum to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.

Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Forum, the significant accounting policies of HSE conform in all material respects to those of Forum. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Forum and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Financial Information of Forum

(Expressed in U.S. dollars)

			Six Month
	Fiscal Year Ended		Ended
	September 30		March 31
	2008	2007(1)	2009

Consolidated Statement of Operations Data
Revenue	$9,417,264	$2,572,638	$3,125,272

Operating expenses	(6,801,259)	(4,785,105)	(1,602,685)
Other income (expense)	(322,968)	--	(752,624)
Tax expense (recovery)	9,401	--	(3,004)
Net income (loss) for the period	2,302,438	(2,212,467)	766,959

Income (loss) per share - basic	0.08	(0.20)	0.01
Income (loss) per share - diluted	0.03	(0.20)	0.01

			As at
	As at September 30		March 31
	2008	2007(1)	2009

Consolidated Balance Sheet
Cash and cash equivalents	$227,795	$8,624,205	$6,270,721
Other current assets	6,146,147	640,027	470,252
Total current assets	6,373,942	9,264,232	6,740,973

Deferred organization costs	258,556	149,976	265,777
Investments	2,670,686	--	1,577,387
Life Settlements	3,511,639	--	5,863,150
Property and equipment	12,047,502	9,100,127	13,096,004
Intangible assets	--	30,276	--
Deferred costs, net	1,341,034	1,491,275	1,108,142
Total assets	$26,203,359	$20,035,886	$28,651,433

Current liabilities	$4,328,800	$1,731,934	$4,538,047
Deferred revenue	2,404,163	1,389,678	1,909,623
Long-term debt	4,211,715	3,988,031	5,998,153
Shareholders’ equity	15,258,681	12,926,243
Total liabilities and shareholders’ equity	$26,203,359	$20,035,886	$16,205,610

Common shares outstanding(2)	28,447,808	28,433,983	28,602,808

Notes:

(1) The Company has changed its year end to September 30th effective for the nine months ended September 30, 2007. Fiscal period for September 30, 2007 includes nine months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

(2) Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On August 11, 2009, the exchange rate for Canadian dollars was $1.00 (US) for $1.0988 (CDN), as posted by the Bank of Canada.

Summary of Historical and Unaudited Financial Information of HSE

(Expressed in CDN dollars)
(All dollar amounts are in thousands, except per share data)

			Three Month
	Fiscal Year Ended		Ended
	December 31		March 31
	2008	2007	2009

Consolidated Statement of Operations Data
Revenue	$113,763	$97,342	$22,401

Operating expenses	(112,778)	(101,803)	(24,647
Other income (expense)	(100)	(25,505)	--
Tax expense (recovery)	637	(2,664)	(440
Net income (loss) for the period	248	(27,302)	(1,806

Income (loss) per share — basic, diluted	0.01	(0.73)	(0.05

	As at December 31		March 31
	2008	2007	2009

Consolidated Balance Sheet
Cash and cash equivalents	$1,114	$--	$1,061
Other current assets	27,859	27,545	25,173
Total current assets	28,973	27,545	26,234

Property and equipment	36,173	41,314	34,660
Intangible assets	3,788	4,513	3,660

Total assets	$68,934	$73,372	$64,554

Current liabilities	$9,616	$10,380	$7,578
Deferred gain	455	--	421
Obligations under capital leases	370	1,453	277

Long-term debt	11,628	14,995	11,626
Future income taxes	5,278	5,748	4,865
Shareholders’ equity	41,587	40,796	39,787
Total liabilities and shareholders’ equity	$68,934	$73,372	$64,554

Common shares outstanding	37,576	37,568	37,576

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of Forum

(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Six Month
	Ended	Year Ended
	March 31	September 30
	2009	2009

Consolidated Statement of Operations Data
Revenue	$55,432	$123,180

Operating expenses	(54,534)	118,059
Other income (expense)	(753)	423
Tax expense (recovery)	(7)	(628)
Net income (loss) for the period	152	4,070

Basic net income (loss) per share	$(0.00)	$0.11
Diluted net income (loss) per share	$(0.00)	$0.04

	As at	As at
	March 31	September 30
	2009	2008

Consolidated Balance Sheet
Cash and cash equivalents	$7,332
Other current assets	25,563
Total current assets	32,975

Deferred organization costs	266
Investments	1,577
Life Settlements	5,863
Property and equipment	39,384
Intangible assets	2,776
Deferred costs, net	1,108
Total assets	$83,949

Current liabilities	$12,115
Deferred revenue	1,910
Long-term debt	17,624
Shareholders’ equity	46,737
Total liabilities and shareholders’ equity	$83,949

Common shares outstanding	37,996,727	37,841,727

8. Information about Forum

Authorized and Outstanding Share Capital

Forum is authorized to issue an unlimited number of Forum Shares. As at August 6, 2009, there were 28,602,808 Forum Shares issued and outstanding. There are no limitations contained in the articles of Forum on the ability of a person who is not a Canadian resident to hold Forum Shares or exercise the voting rights associated with Forum Shares. A summary of the rights of the Forum Shares is set forth below.

Dividends

Holders of Forum Shares are entitled to receive dividends when, as and if declared by the board of directors of Forum out of funds legally available therefore. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Forum, holders of Forum Shares are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Forum’s indebtedness.

Voting

Holders of Forum Shares are entitled to one vote for each share on all matters voted on by Forum Shareholders, including the election of directors.

Prior Sales

For the twelve month period prior to the date of this Offer and Circular, Forum has not issued any Forum shares or other securities convertible into Forum Shares other than in the normal course exercise of stock options whereby 155,000 Forum Shares were issued to various optionees at exercise price of $1.00 per share.

Price Range and Trading Volumes of Forum Shares

The following table sets forth the high and low closing sale prices and aggregate volume of trading for the Forum Shares as reported on the OTCBB for the months periods indicated:

Period - 2008	High $	Low $	Volume
January	$17.50	$13.65	84.200
February	$15.10	$12.00	37,200
March	$12.50	$11.75	7,900
April	$11.75	$4.01	170,900
May	$6.50	$4.75	23,400
June	$5.75	$5.00	38,100
July	$5.00	$3.75	8,300
August	$5.00	$4.00	35,900
September	$4.00	$3.75	5,100
October	$3.75	$2.00	12,500
November	$4.50	$3.00	47,400
December	$4.26	$2.50	29,297

Period - 2009
January	$4.00	$2.53	3,300
February	$4.00	$2.30	1,600
March	$3.05	$2.05	5,200
April	$3.00	$0.75	87,500
May	$1.35	$0.86	114,500
June	$4.26	$1.10	93,500
July	$3.50	$1.85	48,100

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

				2008			2007
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
High$	4.50	4.26	18.00	11.50	5.00	4.50	5.20	17.30
Low $	2.00	2.05	11.75	4.01	3.75	1.75	0.75	4.25

Forum announced its intention to make the Offer on July 17, 2009 and made the Offer on August 11, 2009. On August 11, 2009, the last trading day prior to such announcement, the closing price of the Forum Shares on the OTC Bulletin Board was US$ 2.34 (CDN$ 2.57). The volume-weighted average price of the Forum Shares for the 20 trading days ending on August 11, 2009 was US$ 2.31 (CDN$ 2.54) on the OTC Bulletin Board. On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the Forum Shares on the OTC Bulletin Board was US$ 2.90 (CDN$ 3.25) The volume-weighted average price of the Forum Shares on the OTC Bulletin for the 20 trading days ended July 16, 2009 was US$ 3.43 (CDN$ 3.85).

Pro Forma Forum Common Shares Outstanding and Ownership

			% of
			Forum
			Common
	Number of		Shares On
	Common		Completion
	Shares		of the Offer

Existing Forum Shareholders (as of August 6, 2009)	28,602,808		75%

Existing HSE Shareholders (as of August 6, 2009)	9,393,919	(1)(2)	25%

TOTAL:	37,996,727		100%

Notes:

(1) Based on March 31, 2009 unaudited quarterly financial statements of HSE. Assumes that none of the outstanding HSE Options or HSE Warrants are exercised, except for HSE Options and HSE Warrants that are “in-the-money”.

(2) This number includes 547,875 common shares to be issued to Forum as a HSE Shareholder.

Consolidated Capitalization

The following table sets forth Forum’s consolidated capitalization as at the six month period ended March 31, 2009 and the year ended September 30, 2008, adjusted to give effect to any material changes in the share capital of Forum since September 30, 2008, the date of Forum’s most recent audited consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, and the audited consolidated financial statements of Forum as at March 31, 2009 and September 30, 2008 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

The pro forma basic and diluted loss per share has been calculated on the assumption that the 9,393,919 Forum shares issued on acquisition of HSE were issued on the first day of the respective periods.

			As at
			March 31, 2000
	As at		After Giving Effect
	March 31, 2009		to the Offer
(All amounts in $)	(unaudited)		(unaudited)

Forum Capital Stock	$24,405		$54,936
(Authorized — unlimited)	28,464	Shares	37,858	Shares

Cash and Cash Equivalents and Short Term
Investments	$6,285		$7,346

Total Liabilities	$12,445		$37,212

Forum Documents Incorporated by Reference and Further Information

The following documents of Forum are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Form 20-F of Forum for the fiscal year ended September 30, 2008 filed with the SEC on May 15, 2009 and on SEDAR on June 5, 2009;

(b)

the audited consolidated balance sheets as at September 30, 2008 and 2007 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for year ended September 30, 2008, the nine-month period ended September 30, 2007 and the year ended December 31, 2006, together with the report of independent auditors thereon and the notes thereto contained in the Form 20-F referenced in (a) above;

(c)

the unaudited consolidated balance sheet as at March 31, 2009 and the consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for the six month period ended March 31, 2009 and 2008 filed on Form 6-K with the SEC on June 5, 2009 and on SEDAR on June 5, 2009 as the interim financial statements of Forum;;

(d)

management’s discussion and analysis of financial condition and results of operations for the fiscal year ended September 30, 2008 and 2007 and December 31, 2006 contained in the Form 20-F referenced in (a) above;

(e)	management’s discussion and analysis of financial condition and results of operations for the six month period ended March 31, 2009 contained in the Form 6-K referenced in (c) above;

(f)	the management information circular dated June 3, 2008 in connection with the Forum’s annual general meeting of shareholders held June 26, 2008 as filed on Form 6-K with the SEC on June 5, 2008;

(g)	the news release dated July 17, 2009 filed with the SEC on Form 6-K on July 21, 2009 and on SEDAR on July 20, 2009 announcing Forum’s intention to make the Offer;

(h)	the news release dated July 29, 2009 filed with the SEC on Form 6-K on July 30, 2009 and on SEDAR on July 29, 2009 providing an update on Forum’s intention to make the Offer; and

(i)	the material change report filed on SEDAR dated August 12, 2009 providing Forum’s Notice of Offer.

Any documents of Forum of the type referred to above (excluding confidential material change reports) filed by Forum with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular and will be incorporated into any Registration Statement filed by Forum on Form F-4 of which this Offer and Circular forms a part, by amendment. At this time Forum does not intend to file a Registration Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia. Copies of the documents incorporated by reference in the Circular regarding Forum may be obtained on request without charge from the Corporate Secretary, Forum National Investments Ltd., Suite 180A – 13040 #2 Road, Richmond, British Columbia Canada V7E 2G1, telephone: (604) 275- 2170. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com. Information contained in or otherwise accessed through Forum’s website, www.Forum.ca, or any other website does not form part of this Offer and Circular.

9. Information about HSE

The following information regarding HSE has been obtained from publicly available information and although believed to be accurate, has not been independently verified by Forum.

Share Capital of HSE

HSE is authorized to issue an unlimited number of common shares without par value. Based on publicly available information contained in the March 31, 2009, unaudited financial statements of HSE, Forum believes that, as at August 6, 2009, there were 37,575,676 HSE Shares issued and outstanding.

HSE Shareholders are entitled to receive notice of and attend all meetings of HSE Shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. HSE Shareholders are entitled to dividends if, as and when declared by the HSE Board of Directors of HSE. HSE Shareholders are entitled upon liquidation, dissolution or winding up of HSE to receive the remaining assets of HSE available for distribution to HSE Shareholders.

Price Range and Trading Volume of HSE Shares

The HSE Shares are listed and posted for trading on the TSX, its principal trading market, under the symbol “HSL”. The following tables set forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the HSE Shares on the TSX.

Period	High $	Low $	Volume
January	1.10	0.80	1,234,596
February	1.09	0.80	181,019
March	1.07	0.89	144,723
April	1.15	0.84	1,465,232
May	1.15	0.87	552,231
June	1.15	0.98	541,231
July	1.14	0.90	2,980,617
August	1.00	0.71	163,900
September	0.90	0.71	727,560
October	0.70	0.39	692,160
November	0.58	0.36	886,240
December	0.40	0.21	3,599,650

Period 2009
January	0.50	0.27	581,300
February	0.38	0.28	211,700
March	0.38	0.24	234,200
April	0.43	0.31	335,700
May	0.49	0.30	2,018,900
June	0.34	0.26	1,082,000
July	0.67	0.33	4,641,700

Forum announced its intention to make the Offer on July 17, 2009 and made the Offer on August 12, 2009. On August 11, 2009, the last trading day prior to making the Offer, the closing price of the HSE Shares on the TSX was CDN$ 0.55. The volume weighted average price of the HSE Shares on the TSX for the 20 trading days ending on August 12, 2009 was CDN$ 0.51.

On July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer, the closing prices of the HSE Shares on the TSX was CDN$ 0.56. The volume-weighted average price of the HSE Shares on the TSX for the 20 trading days ended July 16, 2009 was CDN $0.43.

10. Acquisition of HSE Shares Not Deposited Under the Offer

It is Forum’s intention that, if it takes up and pays for HSE Shares deposited under the Offer, it will enter into one or more transactions to enable Forum or an affiliate of Forum to acquire all HSE Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the HSE Shareholders of not less than 90% of the Shares, other than Shares held at the date of the Offer by or on behalf of Forum or its affiliates or associates (as such terms are defined in the ABCA), and Forum acquires such deposited Shares, then Forum may acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Shares held by each HSE Shareholder who did not accept the Offer and any Person who subsequently acquires any such Shares (a “Dissenting Offeree”) on the same terms (including the Offer Price) as the Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise this statutory right, Forum must give notice (the “Offeror’s Notice”) to the Dissenting Offerees of such acquisition within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending Forum’s Notice, Forum must pay or transfer to HSE the amount of money or other consideration Forum would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

In accordance with Part 16 of the ABCA, within 20 days after receipt of Forum’s Notice, each Dissenting Offeree must send the certificates evidencing the Shares held by such Dissenting Offeree to HSE and must elect either to transfer such Shares to Forum on the terms on which Forum acquired Shares under the Offer or to demand payment of the fair value of the Shares by so notifying Forum. If the Dissenting Offeree fails to notify Forum within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Shares to Forum on the same terms (including the Offer Price) that Forum acquired the Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Shares, Forum may apply to a court having jurisdiction to hear an application to fix the fair value of the Shares of that Dissenting Offeree. If Forum fails to apply to a court within 20 days after it made the payment or transferred the other consideration to HSE, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree or Forum within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Shares to Forum on the same terms that Forum acquired Shares from the HSE Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amounts paid pursuant to the Offer.

Notwithstanding the fact that the Compulsory Acquisition procedures may be available under the ABCA, Forum may nonetheless elect to propose a Subsequent Acquisition Transaction.

The foregoing is only a summary of the right of Compulsory Acquisition that may become available to Forum. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. HSE Shareholders should refer to Part 16 of the ABCA, a copy of which is attached as Schedule C to this Circular, for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a discussion of the tax consequences to HSE Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If Forum takes up and pays for HSE Shares validly deposited under the Offer, Forum intends to take such action as is necessary, including causing a special meeting of HSE Shareholders to be called, to consider a statutory arrangement involving HSE and Forum, or a subsidiary of HSE or an affiliate of Forum, for the purpose of enabling Forum or an affiliate of Forum to acquire all HSE Shares not acquired pursuant to the Offer (a

“Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, HSE may continue as a separate subsidiary of Forum following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of HSE Shares acquired pursuant to the Offer. If Forum takes up and pays for 17% of the HSE Shares issued and outstanding on a fully-diluted basis, under the Offer, Forum will own sufficient HSE Shares to effect a Subsequent Acquisition Transaction. Forum reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of HSE Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. Forum expects that any Subsequent Acquisition Transaction relating to HSE Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. Forum currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting HSE and Forum or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). Forum expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA and HSE’s constating documents require the approval of 17% of the votes cast by holders of the outstanding HSE Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, Forum is the registered holder of 90% or more of the HSE Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority HSE Shareholders.

In relation to the Offer and any business combination, the “minority” HSE Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all HSE Shareholders other than Forum, any interested party (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Forum may treat HSE Shares acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the HSE Shareholder who tendered such HSE Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with Forum in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per HSE Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of HSE Shares.

Forum currently intends (x) that the consideration offered per HSE Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the Offered Consideration paid to HSE Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Forum Share shall be deemed to be at least equal in value to each Forum Share offered under the Offer); (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any HSE Shares acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any Subsequent Acquisition Transaction may also result in HSE Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their HSE Shares. The exercise of such right of dissent, if certain procedures are complied with by the HSE Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting HSE Shareholder for its HSE Shares. The fair value so determined could be more or less than the amount paid per HSE Share pursuant to such transaction or pursuant to the Offer.

The tax consequences to a HSE Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such HSE Shareholder of accepting the Offer. See Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations.” HSE Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority security holder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority HSE Shareholders. Forum has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

HSE Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

Other Alternatives

If Forum proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Forum will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional HSE Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from HSE, or taking no further action to acquire additional HSE Shares. Any additional purchases of HSE Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for HSE Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Forum may sell or otherwise dispose of any or all HSE Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Forum, which may vary from the terms and the value of the Offered Consideration.

11. Ownership of and Trading in Securities of HSE and Benefits from the Offer

2,191,500 HSE Shares are currently beneficially owned, directly or indirectly, and over which control or direction is currently exercised, by Forum or its directors or senior officers.

The following table summarizes the trading history of Forum and its associates or affiliates with respect to the HSE Shares during the six months preceding the date hereof:

Date	Transaction Type	Number of Common	Shares Price per
			Common share(1)

July 3, 2009	Buy	826,500	0.414
July 3, 2009	Buy	222,000	0.447
July 6, 2009	Buy	68,000	0.410
July 3, 2009	Sell	-10,500	0.455
July 7, 2009	Buy	312,500	0.566
July 13, 2009	Buy	430,000	0.600
July 15, 2009	Buy	118,000	0.592
July 16, 2009	Buy	32,000	0.599
July 17, 2009	Buy	35,000	0.590
July 20, 2009	Sell	-57,000	0.575
July 23, 2009	Buy	100,000	0.480
July 30, 2009	Buy	115,000	0.447

(1) The price per common share represents the price paid for the HSE Shares purchased through the facilities of the TSX in CDN$ on the indicated trading day.

All HSE Share transactions described above were effected in the normal course through the facilities of the TSX. No broker acting for Forum performed services beyond the customary broker’s functions in regard to these transactions. No broker acting for Forum received more than the usual fees or commissions in regard to these transactions. No broker acting for Forum solicited or arranged for the solicitation of offers to sell, or purchase, as applicable, HSE Shares in regard to these transactions. Other than as described above, during the 6-month period preceding the date of the Offer, no securities of HSE have been traded by: (a) Forum, (b) any director or senior officer of Forum, or (c) to the knowledge of the directors and senior officers of Forum, after reasonable inquiry, by (i) any associate of the directors or senior officers of Forum, (ii) any person or company holding more than 10% of any class of equity securities of Forum, or (iii) any person or company acting jointly or in concert with Forum.

Other than as described in this Section 11, no person referred to under this Section 11 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any HSE Shareholder who participates in the Offer.

12. Commitments to Acquire Securities of HSE

Except pursuant to the Offer, none of Forum or any director or senior officer of Forum, or to the knowledge of the directors and senior officers of Forum after reasonable inquiry, (a) any associate of a director or senior officer of Forum, (b) any person holding more than 10% of any class of Forum’s equity securities or, (c) any person acting jointly or in concert with Forum, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of HSE.

13. Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between Forum and any of the directors or senior officers of HSE and no payments or other benefits are proposed to be made or given by Forum to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between Forum and any security holder of HSE with respect to the Offer or between Forum and any person or company with respect to any securities of HSE in relation to the Offer.

14. Benefits from the Offer

To the knowledge of Forum, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or senior officer of HSE, to any associate of a director or senior officer of HSE, to any person or company holding more than 10% of any class of equity securities of HSE or to any person action “jointly or in concert” with Forum, other than those that will accrue to HSE Shareholders generally. Certain HSE Options and other securities of HSE that are convertible into or exchangeable or exercisable for HSE Shares that are not currently convertible into or exchangeable or exercisable for HSE Shares may become convertible into or exchangeable or exercisable for HSE Shares upon the completion of the Offer and certain officers or employees of HSE may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

15. Material Changes and Other Information

Forum has no information that indicates any material change in the affairs of HSE has occurred since the date of the last published financial statements of HSE, other than the making of this Offer by Forum and such other material changes as have been publicly disclosed by HSE. Forum has no knowledge of any material fact concerning securities of HSE that has not been generally disclosed by HSE or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of HSE Shareholders to accept or reject the Offer.

16. Effect of the Offer on the Market for and Listing of HSE Shares

The purchase of HSE Shares by Forum pursuant to the Offer will reduce the number of HSE Shares that might otherwise trade publicly and will reduce the number of holders of HSE Shares and, depending on the number of HSE Shares acquired by Forum, could adversely affect the liquidity and market value of the remaining HSE Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the HSE Shares from the TSX. Among such criteria is the number of HSE Shareholders, the number of HSE Shares publicly held and the aggregate market value of the HSE Shares publicly held. Depending on the number of HSE Shares purchased under the Offer, it is possible that the HSE Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the HSE Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such HSE Shares.

If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or any subsequent Acquisition Transaction, if necessary, Forum intends to apply to delist the HSE Shares from the TSX.

If the HSE Shares are delisted from the TSX, the extent of the public market for the HSE Shares and the availability of price or other quotations would depend upon the number of HSE Shareholders, the number of HSE Shares publicly held and the aggregate market value of the HSE Shares remaining at such time, the interest in maintaining a market in HSE Shares on the part of securities firms, whether HSE remains subject to public reporting requirements in Canada and other factors.

After the purchase of the HSE Shares under the Offer, HSE may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada.

Forum intends to apply to the TSX to list Forum and to list the Forum Shares to be issued to HSE Shareholders in connection with the Offer. There is no guarantee that Forum’s application to list will be accepted by the TSX or that if accepted a liquid market for the Forum Shares will develop.

17. Regulatory Matters

Forum’s obligation to take up and pay for HSE Shares tendered under the Offer is conditional upon all required regulatory approvals having been obtained on terms satisfactory to Forum, acting reasonably. Forum does not currently intend to take up and pay for HSE Shares pursuant to the Offer unless Forum has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by Forum in respect of the purchase of the HSE Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of Forum or HSE.

The distribution of the Forum Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Forum Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, HSE Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

This Offer is not being extended to HSE Stockholders who are U.S. Persons. No Forum Shares will be delivered in the United States or to or for the account or for the benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S), or who appears to the Offeror or the Depositary to be a U.S. Person.

The Offer is being made in compliance with applicable Canadian rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

18. Source of Offered Consideration

Forum will issue Forum Common Shares to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Forum Common Shares will not be issued. Where a Shareholder is entitled to receive Forum Common Shares as consideration under the Offer and the aggregate number of Forum Common Shares to be issued to such Shareholder would result in a fraction of a Forum Common Share being issuable, the number of Forum Common Shares to be received by or for the account of such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Forum Common Shares in any circumstances whatsoever.

Forum will pay certain expenses associated with the Offer including, without limitation, Forum’s legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Information Agent and Depositary, and the TSX in connection with the additional listing of the Forum Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

19. Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Offer generally applicable to shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm’s length with both Forum and HSE, (ii) are not affiliated with either Forum or HSE, and (iii) hold their HSE Shares as capital property. HSE Shares will generally be considered capital property to a shareholder unless the shareholder holds the HSE Shares in the course of carrying on business of buying and selling securities or has acquired the HSE Shares in a transaction or transactions considered to be an adventure in the nature of trade. HSE Shareholders who are resident in Canada for purposes of the Tax Act and whose HSE Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not address income tax considerations applicable to directors, officers or other insiders of Forum, HSE or related companies, or persons who hold HSE Shares or will hold HSE Shares subject to escrow, trading or other restrictions that might affect the value thereof. The summary addresses the tax considerations applicable to the shareholders of Forum and HSE only to the extent expressly set out herein.

This summary assumes that any person that held or holds at any time HSE Options, HSE Warrants or other rights to acquire HSE Shares will have exercised them and acquired HSE Shares, or they will have expired, prior to the Expiry Time. Accordingly, this summary does not address persons who hold such HSE Options, HSE Warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of HSE Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

This summary does not apply to a shareholder that (i) is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; or (ii) is a “specified financial institution” or “restricted financial institution” (as defined in the Tax Act); or (iii) has an interest which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) who has acquired HSE Shares upon the exercise of an employee stock option; or (v) to whom the functional currency reporting rules contained in proposed subsection 261(5) of the Tax Act would apply. Such shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (“Tax Proposal”), and the understanding of management of the current published administrative practices of the Canada Revenue Agency (“CRA”). It has been assumed that all Tax Proposals will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice of CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The following summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice for any particular HSE Shareholder, and no representations are being made with respect to the tax consequences to any particular HSE Shareholder to whom the Offer is being made. Accordingly, all HSE Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their HSE Shares under the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

HSE Shareholders Resident in Canada

The following portion of the summary is generally applicable to a HSE Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, a resident of Canada (“Resident Holder”).

Exchange of HSE Shares Pursuant to the Offer

Rollover

A Resident Holder who receives Forum Shares in exchange for HSE Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Resident Holder will be considered to have disposed of the HSE Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Resident Holder immediately before the exchange, and to have acquired the Forum Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Resident Holder owns other Forum Shares the adjusted cost base of all such Forum Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act.

Recognition of Gain or Loss

A Resident Holder who chooses to include in computing the Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her HSE Shares for proceeds of disposition equal to the fair market value, at the time of acquisition of the Forum Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Resident Holder of the HSE Shares.

The cost to such Resident Holder of Forum Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Resident Holder owns other Forum Shares the adjusted cost base of all such Forum Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act. The general tax treatment of capital gains and capital losses is the same as discussed below under the heading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or member, respectively, is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 6 2/3% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it’s a private corporation.

Where the Resident Holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Holding and Disposing of Forum Shares

Dividends on Forum Shares

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received on the Forum Shares will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to “eligible dividends” (as defined in the Tax Act).

A Resident Holder that is a corporation must include any dividends received or deemed to be received on the Forum Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 2/3%of dividends received or deemed to have been received on the Forum Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Forum Shares

A disposition or deemed disposition of a Forum Share by a Resident Holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition. The taxation of capital gains and capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

HSE Shares Not Deposited by Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in “Acquisition of HSE Shares Not Deposited” in Section 10 of this Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the HSE Shares and Forum acquires such deposited HSE Shares, Forum will, subject to compliance with all applicable Laws, acquire the remainder of the HSE Shares pursuant to a Compulsory Acquisition (other than HSE Shares held by, or by nominees of, Forum or its affiliates as at the date of the Offer). If Forum takes up and pays for HSE Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the Compulsory Acquisition provisions of the ABCA are otherwise unavailable, Forum intends to acquire, directly or indirectly, all of the HSE Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, Forum will own sufficient HSE Shares to effect a Subsequent Acquisition Transaction.

The tax consequences to a Resident Holder whose HSE Shares are acquired pursuant to a Compulsory Acquisition will generally be the same as described above, in the case of a Resident Holder who receives only Forum Shares under the heading “Exchange of HSE Shares Pursuant to the Offer—Rollover” and in the case of a Resident Holder who receives consideration other than only Forum Shares, under the heading “Exchange of HSE Shares Pursuant to the Offer — Recognition of Gain or Loss”.

As described in Section 10 of the Circular, “Acquisition of HSE Shares Not Deposited Under the Offer” it is Forum’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. Forum may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the HSE Shares (or on shares of an amalgamated corporation for which the HSE Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the HSE Shares for the purpose of computing the Resident Holder’s capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their HSE Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such HSE Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder’s income.

Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their HSE Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

HSE Shares may be delisted from the TSX after the exchange of Forum Shares for HSE Shares pursuant to the Offer. In certain circumstances, a delisting could adversely affect a holder of HSE Shares that does not accept the Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan), by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Eligibility for Investment

If the Forum Shares are listed on a designated stock exchange (which includes the TSX), the Forum Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

Shareholders Not Resident in Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to a shareholder, who participates in the Offer, and who for the purposes of the Tax Act and any relevant tax treaty, is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of Forum or HSE in carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders Who Participate in the Offer

A Non-Resident Holder who receives Forum Shares in exchange for HSE Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Non-Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the disclosure provided to Resident Holders in Canada titled “Exchange of HSE Shares Pursuant to the Offer — Recognition of Gain or Loss”. By virtue of such rollover, the Non-Resident Holder will be considered to have disposed of the HSE Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Non-Resident Holder of the HSE Shares immediately before the exchange, and to have acquired the Forum Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Non- Resident Holder owns other Forum Shares the adjusted cost base of all such Forum Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her HSE Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Forum Shares acquired by such Non- Resident Holder on the exchange. As a result, the Non-Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Non-Resident Holder of the HSE Shares. The cost to such Non-Resident Holder of Forum Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Non- Resident Holder owns other Forum Shares the adjusted cost base of all such Forum Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will not be subject to tax under the Tax Act on any capital gains realized on the exchange of the HSE Shares, provided that the shares exchanged do not constitute “taxable Canadian property” (as defined in the Tax Act), of the Non-Resident Holder at the time of the exchange, or if any applicable income tax treaty exempts any capital gain from tax under the Tax Act. A Non-Resident Holder whose Shares are “taxable Canadian property” (and are not exempt from tax on capital gains pursuant to an applicable tax treaty) will generally be subject to the same tax consequences as a Resident Holder who exchanges the HSE Shares pursuant to the Offer and chooses to include in computing their income a portion of the gain or loss from the exchange, as discussed above.

Generally, a share of a Canadian resident corporation owned by a Non-Resident Holder will not be “taxable Canadian property” of that Non-Resident Holder at a particular time, provided that: (i) the share is listed on a designated stock exchange (which includes the TSX) at that time: (ii) neither the Non-Resident Holder, persons with whom the Non- Resident Holder does not deal at arm’s length, nor the Non-Resident Holder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation at any time within the previous 60 months; and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Holder.

For the purpose of the exchange, the HSE Shares, owned by a Non-Resident Holder at the time of the exchange will be considered “excluded property” for purposes of section 116 of the Tax Act. Therefore, should the HSE Shares be “taxable Canadian property” to a Non-Resident Holder, there is no Canadian tax liability to be withheld by Forum at the time of the exchange, nor is there an obligation for the Non-Resident Holder to obtain a clearance certificate from the CRA in respect of the proposed exchange.

After the exchange where the HSE Shares were “taxable Canadian property” to the Non-Resident Holder, the Forum Shares issued on the exchange will be deemed to be “taxable Canadian property” to the Non-Resident Holder.

Holding and Disposing of Forum Shares

Disposition of Forum Shares by a Non-Resident Holder

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Forum Shares, acquired pursuant to the exchange or otherwise, will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of Forum Shares that are “taxable Canadian property” owned by a Non-Resident Holder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses” for Resident Holders, will generally apply.

On the assumption, that at the time of the disposition of the Forum Shares by the Non-Resident Holder, the Forum Shares are “taxable Canadian property” but “excluded property” as defined in section 116 of the Tax Act, then there is no Canadian tax liability to be withheld by Forum at the time of the disposition, nor is there an obligation for a Non-Resident Holder to obtain a certificate from CRA in respect of the proposed disposition.

Dividends on Forum Shares Received by a Non-Resident Holder

Dividends paid, deemed to be paid, or credited on Forum Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Shares Not Deposited by Non-Resident Holders

Compulsory Acquisition or Subsequent Acquisition Transaction

As described in “Acquisition of HSE Shares Not Deposited” in Section 10 of the Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of HSE Shares (other than HSE Shares held by, or by nominees on behalf of, Forum or its affiliates as at the date of the Offer) and Forum acquires such deposited HSE Shares, Forum will, subject to compliance with all applicable Laws, acquire the remainder of the HSE Shares pursuant to a Compulsory Acquisition in accordance with the provisions of the ABCA. If Forum takes up and pays for HSE Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions for the ABCA are otherwise unavailable, Forum intends to acquire directly or indirectly, all of the remaining HSE Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, Forum will own sufficient HSE Shares to effect a Subsequent Acquisition Transaction.

Non-Resident Holders whose HSE Shares are acquired pursuant to a Compulsory Acquisition will dispose of such shares for the purposes of the Tax Act for proceeds of disposition equal to the amount received under the Compulsory Acquisition. Subject to the discussion below under “Potential Delisting”, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of HSE Shares unless the HSE Shares constitute taxable Canadian property to the Non-Resident Holder and are not “treaty-protected property”. Non-Resident Holders who do not deposit their HSE Shares under the Offer should also see the caution in the discussion below under the heading “Potential Delisting”.

It is Forum’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above.

A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above).

In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder’s HSE Shares are “taxable Canadian property”, as described above, and the Non-Resident Holder is not afforded any relief under an applicable tax treaty. NonResident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their HSE Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the HSE Shares are not then listed on a prescribed exchange. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

Potential Delisting

HSE Shares may be delisted from the TSX. If the HSE Shares are not listed on a prescribed stock exchange at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in this Circular, the notification and withholding provisions of section 116 of the Tax Act may apply to the NonResident Holder.

However, in most cases where the Non-Resident Holder is resident in the United States or in a country with which Canada has entered into a comprehensive tax treaty and the Non-Resident Holder is able to provide proof of such residency to the satisfaction of Forum, the notification and withholding procedures in section 116 of the Tax Act will not apply to either the Non-Resident Holder or Forum. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

20. Depositary

Forum has engaged Kingsdale to act as Depositary for the receipt of HSE Shares and related Letters of Transmittal deposited under the Offer and for the payment for HSE Shares purchased by Forum pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all HSE Shares purchased by Forum under the Offer. The Depositary will also facilitate book-entry transfers of HSE Shares. The Depositary will receive reasonable and customary compensation from Forum for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Forum has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

21. Information Agent

Forum has retained Kingsdale and its affiliates to act as Information Agent to provide a resource for information for shareholders in connection with the Offer. Kingsdale will receive reasonable and customary compensation from Forum for services in connection with the Offer and will be reimbursed for associated costs and out-of-pocket expenses.. Kingsdale will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

22. Financial Advisor, Dealer Manager and Soliciting Dealer Group

Forum has not retained a financial advisor in connection with the Offer.

No fee or commission will be payable by any HSE Shareholder who transmits such holder’s HSE Shares directly to the Depositary to accept this offer.

Stockbrokers, investment dealers, banks, trust companies and other nominees will, upon request, be reimbursed by Forum for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

23. Securityholders’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of HSE with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

24. Legal Matters

Certain legal matters relating to the Offer and to the Forum Shares to be distributed pursuant to the Offer will be reviewed on behalf of Forum by Venture Law Corporation as to Canadian matters. As at the date hereof the partners and associates of Venture Law Corporation as a group and the partners, beneficially own, directly or indirectly, less than 1% of any class of Forum’s issued and outstanding securities.

25. Experts

Except as otherwise referred to herein, reference should be made to the section entitled “Interests of Experts” set out in the Annual Report as filed on Form 20-F which is incorporated by reference into this Offer and Circular.

The audited consolidated financial statements of Forum incorporated by reference in this Offer and Circular have been audited by BDO Dunwoody LLP, Chartered Accountants, a firm of independent auditors, as stated in their report, which are incorporated hereby by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. BDO Dunwoody LLP has advised that it is independent with respect to Forum within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

26. U.S. Exchange Act Requirements

Forum is subject to the periodic reporting requirements of the U.S. Exchange Act applicable to foreign private issuers. Accordingly, we file reports under the U.S. Exchange Act, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed six months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the U.S. Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Forum’s U.S. Exchange Act reports and other information filed or furnished with the SEC may be inspected and copied and obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Forum files or furnishes electronically.

27. Directors’ Approval

The contents of the Offer and Circular have been approved and the sending thereof to the HSE Shareholders has been authorized by the board of directors of Forum.

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

CONSENT OF INDEPENDENT AUDITORS

We have read the Take-Over Bid Circular of Forum National Investments Ltd. (the “Company”) dated August 12, 2009 (the “Circular”) in connection with the purchase of all the issued and outstanding common shares of HSE Integrated Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at September 30, 2008, and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year then ended. Our report is dated April 14, 2009, except for Note 14 which is as of May 13, 2009.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
August 12, 2009

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: August 12, 2009

/s/ Daniel Clozza
Daniel Clozza
Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek
Chief Financial Officer

On behalf of the Board of Directors

/s/ Chris Yergensen
Chris Yergensen
Director

/s/ Scott McManus
Scott McManus
Director

SCHEDULE A

This Schedule A contains unaudited pro forma financial information for Forum for the fiscal year ended September 30, 2008 in U.S. GAAP.

SCHEDULE “A”

FORUM NATIONAL INVESTMENTS LTD.

Pro Forma Consolidated Financial Statements
March 31, 2009 and September 30, 2008 (Unaudited)

FORUM NATIONAL INVESTMENTS LTD.

Unaudited Pro Forma Consolidated Financial Statements

FORUM NATIONAL INVESTMENTS LTD
Pro Forma Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Stated in Thousands) (Unaudited)

		HSE
		Integrated
	Forum National	Ltd.
	Investments Ltd.	March 31,		Pro Forma	Pro Forma
	March 31, 2009	2009	Notes	Adjustments	Consolidated
Assets
Current
Cash and cash equivalents	$6,271	$1,061		$-	$7,332
Short-term deposits	14	-		-	14
Accounts and notes receivable	442	23,452		-	23,894
Inventory	-	233		-	233
Other receivables	11	-		-	11
Prepaid expenses	3	1,488		-	1,491
Total Current Assets	6,741	26,234		-	32,975

Deferred Organization Costs	266	-		-	266
Investments	1,577	-		-	1,577
Life Settlements	5,863	-		-	5,863
Property, plant and equipment	13,096	34,660	(a)	(8,372)	39,384
Intangible assets	-	3,660	(a)	(884)	2,776
Deferred Costs, net	1,108	-		-	1,108

Total Assets	$28,651	$64,554		$(9,257)	$83,949

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$1,184	$6,111		$-	$7,295
Accounts payable - other	1,262	-		-	1,262
Income taxes payable	-	604		-	604
Secured borrowing	137	-		-	137
Deferred revenue - current portion	1,035	-		-	1,035
Current portion of obligations under capital
lease	-	663		-	663
Current portion of long-term debt	366	63		-	429
Current portion of deferred gain	-	137		-	137
Debentures	40	-		-	40
Loans from related parties	513	-		-	513
Total Current Liabilities	4,537	7,578		-	12,115

Deferred Gain	-	421		-	421
Obligations under Capital lease	-	277		-	277
Deferred Revenue	1,910	-		-	1,910
Long-Term Debt	5,998	11,626		-	17,624
Future Income taxes	-	4,865		-	4,865
Total Liabilities	12,445	24,767		-	37,212

Shareholders' Equity

Capital Stock	24,405	60,040	(a)	30,531
			(a)	(60,040)	54,936
Contributed Surplus	2,945	4,607	(a)	(4,607)	2,945
Deficit	(11,144)	(24,942)	(a)	24,942	(11,144)
Accumulated other Comprehensive Income	-	82	(a)	(82)	-
Total Shareholders' Equity	16,206	39,787		(9,257)	46,737
Total Liabilities and Shareholders' Equity	$28,651	$64,554		$(9,257)	$83,949

Approved on behalf of the board

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director

FORUM NATIONAL INVESTMENTS LTD
Pro Forma Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Stated in Thousands, except for per share amounts) (Unaudited)

	Forum	HSE
	National	Integrated Ltd.
	Investments Ltd.	Six months
	Six months	ended March
	ended March	31, 2009		Pro Forma	Pro Forma
	31, 2009	(constructed)		Adjustments	Consolidated
Revenues

Revenues	$3,125	$52,307		$-	$55,432.00
	3,125	52,307		-	55,432

Expenses
Operating and materials	-	44,662		-	44,662
Wages	723	-		-	723
Selling, general and administration	161	5,143		-	5,304
Amortization of property and
equipment	-	2,864	(b)	(519)	2,345
Amortization of purchased
memberships	341	-		-	341
Amortization of intangible assets	129	274	(b)	(241)	162
Bad debt expense	-	-		-	-
Commission costs	248	-		-	248
Stock-based compensation	-	145		-	145
Interest on long term debt	-	317		-	317
Loss on disposal property and
equipment	-	287		-	287
Total Operating Expenses	1,602	53,692		(760)	54,534

Other Expenses
Write-off Needles Project	753	-		-	753
Goodwill impairment	-	-		-	-
Total Other Expenses	753	-		-	753

Income (loss) for the period before
taxes	770	(1,385)		760	145
Current provision	(3)	(367)		-	(370)
Future reduction	-	377		-	377
Net Income (Loss) for the period	$767	$(1,375)		$760	$152

FORUM NATIONAL INVESTMENTS LTD
Pro Forma Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Stated in Thousands, except for per share amount) (Unaudited)

	Forum National	HSE Integrated
	Investments Ltd.	Ltd.
	Year ended	Year ended
	September 30,	December 31,		Pro Forma	Pro Forma
	2008	2008		Adjustments	Consolidated
Revenues

Revenues	$9,417	$113,763		$-	$123,180
	9,417	113,763		-	123,180

Expenses
Operating and materials	-	92,673		-	92,673
Wages	3,061	-		-	3,061
Selling, general and administration	2,259	10,796		-	13,055

Amortization of property and equipment	86	6,490	(b)	(1,038)	5,538
Amortization of purchased memberships	681	-		-	681

Amortization of intangible assets	-	775	(b)	(482)	293
Bad debt expense	394	-		-	394
Commission costs	320	-		-	320
Stock-based compensation	-	408		-	408
Interest on long term debt	-	988		-	988
Loss on disposal property and equipment	-	648		-	648

Total Operating Expenses	6,801	112,778		(1,520)	118,059

Other Expenses
Loss on sale-lease back of vehicle	45	-		-	45
Goodwill impairment	-	100		-	100
Write-off of rights to wholesale priced
accomodation	27	-		-	27
Write-off Needles Project	251	-		-	251
Total Other Expenses	323	100		-	423

Income for the period before taxes	2,293	885		1,520	4,698
Income tax
Current provision	9	(1,107)		-	(1,098)
Future reduction	-	470		-	470
Net Income for the period	$2,302	$248		$1,520	$4,070

FORUM NATIONAL INVESTMENTS LTD.

Notes to the Pro Forma Consolidated Financial Statements
March 31, 2009 and September 30, 2008
(Unaudited – Stated in Thousands, except for share and per share amounts)
(Expressed in Canadian dollars)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Forum National Investments Ltd. (“Forum” or the “Company”) as at March 31, 2009 and unaudited pro forma consolidated statement of operations for the six months period ended March 31, 2009 and the year ended September 30, 2008 have been prepared by management of Forum in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the Forum offer to purchase all of the outstanding common shares of HSE Integrated Ltd. (“HSE”) (the “Offer”) which is more fully described in Notes 3 and 4.

The unaudited pro-forma consolidated financial statements have been prepared for inclusion in the Information Circular in conjunction with the Offer (Note 3).

It is management’s opinion that these unaudited pro forma consolidated financial statements present fairly in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. The unaudited pro forma consolidated financial statements have been prepared on the basis that all shareholders of HSE accept the Offer from Forum. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Forum which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information.

Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the financial position that will exist following the transaction nor the results of operations that may be obtained in the future should the Offer be accepted as assumed.

These unaudited pro forma consolidated financial statements have been compiled from and include:

	a)	audited consolidated financial statements of Forum for the year ended September 30, 2008;
	b)	unaudited consolidated financial statements of Forum as at March 31, 2009 and for the six months period then ended;
	c)	audited consolidated financial statements of HSE for the year ended December 31, 2008;
	d)	unaudited consolidated financial statements of HSE as at March 31, 2009 and for the three months period then ended; and
	e)	unaudited consolidated financial statements of HSE for the nine months period ended September 30, 2008.

The unaudited pro forma consolidated balance sheet as at March 31, 2009 has been prepared as if the transaction described in Notes 3 and 4 had occurred on March 31, 2009. The unaudited pro forma consolidated statement of operations for the interim period ended March 31, 2009 and September 30, 2008 has been prepared as if the transaction described in Notes 3 and 4 had occurred on October 1, 2008 and October 1, 2007, respectively.

As a result of HSE having a different financial year end to Forum, the unaudited statement of operations presented for HSE for the six months period ended March 31, 2009 is constructed based upon the audited annual financial statements for HSE for the year ended December 31, 2008 and unaudited quarterly information.

FORUM NATIONAL INVESTMENTS LTD.

Notes to the Pro Forma Consolidated Financial Statements
March 31, 2009 and September 30, 2008
(Unaudited – Stated in Thousands, except for share and per share amounts)
(Expressed in Canadian dollars)

The purchase price has been prepared by converting the value of the Forum’s shares to be exchanged for HSE’s shares on July 16, 2009, the last trading day prior to Forum’s announcement of its intention to make the Offer.

Certain elements of the HSE consolidated financial statements have been reclassified to conform to the presentation of Forum. In addition, the Company has not completed the process of allocating the costs of the acquisition of HSE to the fair value of assets acquired and liabilities assumed and expect that once it completes this exercise, there may be material adjustments to the preliminary estimates used in preparing these pro-forma consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Forum’s audited consolidated financial statements for the year ended September 30, 2008. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify HSE accounting policy differences, whether the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition. Management believes that the accounting policies of Forum and HSE used in the preparation of these pro forma consolidated financial statements are substantially consistent.

3.	SHARE ACQUISITION OF HSE

On July 20, 2009, Forum announced its intention to make the Offer. Under the terms of the Offer, HSE shareholders will be entitled to receive one common share of Forum for every four HSE common shares validly tendered to the Offer, representing approximately $0.72 per HSE common share (based on Forum’s share price as at July 16, 2009). The Offer represents a premium of 31% to HSE’s closing share price on July 16, 2009.

The unaudited pro forma consolidated financial statements assume that all outstanding HSE common shares will be acquired and the cost of acquisition will comprise of the fair value of Forum’s shares issued, based on the deemed issuance of 9,394,919 of Forum shares, assuming that none of the outstanding HSE Options and HSE Warrants are exercised, except for HSE Options and HSE Warrants that are “in-the-money” at $3.25 for a total preliminary purchase price of $30.5 million:

Immediately following the exchange, on a non-diluted basis, approximately 75% of Forum’s outstanding common shares would be held by Forum’s shareholders and 25% would be held by HSE’s shareholders.

Forum is the acquirer for accounting purposes and the purchase consideration has been allocated to the net assets of pro- forma consolidated financial statements to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

The excess of the book values of HSE’s assets and liabilities over the consideration has resulted in a reduction in the book value of Property, Plant and Equipment and Intangible Assets. The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation, if necessary. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

FORUM NATIONAL INVESTMENTS LTD.

Notes to the Pro Forma Consolidated Financial Statements
March 31, 2009 and September 30, 2008
(Unaudited – Stated in Thousands, except for share and per share amounts)
(Expressed in Canadian dollars)

4.	EFFECT OF TRANSACTIONS ON THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements include the following assumptions and adjustments:

a)        The assumption that Forum acquires 100% of the outstanding common shares of HSE as a result of the Offer.

Purchase Price Allocation:
Assets acquired	$55,298
Less: liabilities assumed	(24,767)
Net assets acquired	$30,531

9,393,919 Forum shares issued	$30,531
Total consideration	$30,531

The excess of the book values of HSE’s assets and liabilities over the consideration has been adjusted as a pro- rated reduction of the HSE’s book value of Property, plant and equipment by $8,372 and Intangible Assets by $884.

b)	To record a reduction in amortization of property, plant and equipment and intangible assets as a result of the reduction of book value of HSE’s assets in excess of the purchase consideration.
c)

To record the adjustments to the assets of HSE to reflect the issuance of 9,393,919 common shares of Forum in connection with the Offer for gross consideration of $30.5 million based on the closing price of Forum’s shares on July 16, 2009, the last trading date before the announcement of the Offer and the allocation of the purchase price. The trading price of Forum’s shares may be different on the date of the transactions, producing significantly different results than those presented.

d)

The unaudited consolidated balance sheet of HSE as at March 31, 2009 assumed that none of the outstanding HSE Option and HSE Warrants are exercised, except for HSE Options and HSE Warrants that are “in-the-money”.

e)	Costs related to the acquisition will not be significant and have not been presented in the pro forma financial statement.

5.	PRO FORMA LOSS PER SHARE

The pro forma basic and diluted loss per share has been calculated on the assumption that the 9,393,919 Forum shares issued on acquisition of HSE were issued on the first day of the respective periods.

Basic and diluted loss per share	Issued and outstanding
	Forum common shares
	6 months ended	Year ended
	March 31, 2009	September 30, 2008
Weighed average number of Forum’s shares	28,504,553	28,447,808
Shares to HSE’s shareholders	9,393,919	9,393,919
Shares after acquisition	37,898,472	37,841,727
Pro forma profit for the period	$152	$4,070
Pro forma basic and diluted (loss) profit per share	$(0.00)	$0.11
Diluted weighted number of Forum’s shares	90,495,932	90,435,932
Diluted shares after acquisition	99,889,851	99,829,851
Pro forma diluted (loss) profit per share	$(0.00)	$0.04

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS AND

EXECUTIVE OFFICERS OF FORUM

Set forth in the table below is the name, country of citizenship, position(s) with Forum, current principal occupation and principal occupation during the past five years of each director and executive officer of Forum, as well as the period(s) during which each has served as a director of Forum.

In the past five years, to the best knowledge of Forum, none of the persons listed below or the persons controlling Forum, if and as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Name and City of Residence	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995
Martin Tutschek Vancouver, B.C. Canada	May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001
Jeff Teeny Portland, Oregon. USA	April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA	Director since July 2007
Scott McManus Las Vegas, Nevada, USA	June 21,1962	CEO, Chairman: Ganix Biotechnologies, Inc. 2002 – present, an Ecological Science Company. Financier, Net Branch: North American Funding August 2004 – present, a Commercial Finance Company. Various resort property real estate developments.	Director since July 2007
Chris Yergensen Esq Las Vegas, Nevada, USA	March 13, 1967	President and General Counsel, Panorama Towers Group, Las Vegas Nevada 2002 to present. President of Show Media LLC Las Vegas Nevada 2001 to present	Director since July 2008
Mike Barrett Portland, Oregon, USA	November 13, 1963	President of Pounce Consulting, an IT consulting company based in Orange County. Vice President of Sales and Marketing for Xavient Information Systems, Simi Valley, California and Noida, India.2006-2008 Sr. Business Development Manager, Tata Consultancy Services, Mumbai, India 2004- 2006. Executive VP, Sales & Marketing, Centerlogic, Portland Oregon 2002-2004.	Director since July 2008

Name and City of Residence	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Kazunari Kohno Tokyo, Japan	December 19, 1963	Member of the Board of Directors for Aegis Capital Co., Ltd 2007 to present. Associate Professor Graduate School of Media and Governance, Keio University 2002 to present.	Director since July 2008

Family Relationships

There are no family relationships between any directors or executive officers and any other director or executive officer. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified.

Arrangements

Messrs. Teeny and McManus were appointed to the Board of Directors concurrent with private placements raising an aggregate total of US$ 9,000,000 completed in July 2007 with companies related to Messrs. Teeny and McManus. Other than the foregoing, there are no arrangements or understandings between of our directors or executive officers, and with our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

SCHEDULE C

Business Corporations Act (Alberta)

Part 16
Take-over Bids -
Compulsory Purchase

Definitions

194 In this Part,

(a)	“dissenting offeree” means an offeree who does not accept a take-over bid and a person who acquires from an offeree a share for which a take-over bid is made;

(b)	“offer” includes an invitation to make an offer;

(c)	“offeree” means a person to whom a take-over bid is made;

(d)	“offeree corporation” means a corporation whose shares are the object of a take-over bid;

(e)	“offeror” means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly,

(i) make take-over bids jointly or in concert, or

(ii) intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(f)	“share” means a share with or without voting rights and includes

(i) a security currently convertible into such a share, and

(ii) currently exercisable options and rights to acquire such a share or such a convertible security;

(g)

“take-over bid” means an offer made by an offeror to shareholders to acquire all the shares of any class of shares of an offeree corporation not already owned by the offeror, and includes every  take-over bid by a corporation to repurchase all the shares of any class of its shares that leaves outstanding voting shares of the corporation.

1981 cB-15 s187

Compulsory acquisition of shares of dissenting offeree

195(1) A take-over bid is deemed to be dated as of the date on which it is sent.

(2) If within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with this Part, to acquire the shares of that class held by the dissenting offerees.

(3) The rights of an offeror and offeree under this Part are subject to any unanimous shareholder agreement.

1981 cB-15 s188;1981 c44 s1

Offeror’s notices

196(1) An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each dissenting offeree stating that

(a)	the offerees holding not less than 90% of the shares to which the bid relates have accepted the take-over bid,

(b)	the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid,

(c)	a dissenting offeree is required to elect

	(i)	to transfer the offeree’s shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

	(ii)	to demand payment of the fair value of the offeree’s shares

		(A)	by notifying the offeror, and

		(B)	repealed 2005 c8 s45,
within 20 days after the offeree receives the offeror’s notice,

(d)

a dissenting offeree who does not notify the offeror is deemed to have elected to transfer the offeree’s shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid, and

(e)

a dissenting offeree shall send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation within 20 days after the offeree receives the offeror’s notice.

(2) Concurrently with sending the offeror’s notice under subsection (1), the offeror shall send or deliver to the offeree corporation a copy of the offeror’s notice, which constitutes a demand under section 88(1) of the Securities Transfer Act that the offeree corporation not register a transfer with respect to each share held by a dissenting offeree.

RSA 2000 cB-9 s196;2006 cS-4.5 s106

Surrender of share certificate and payment of money

197(1) A dissenting offeree to whom an offeror’s notice is sent under section 196(1) shall, within 20 days after the offeree receives that notice, send the offeree’s share certificates of the class of shares to which the take-over bid relates to the offeree corporation.

(2) Within 20 days after the offeror sends an offeror’s notice under section 196(1), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under section 196(1)(c)(i).

1981 cB-15 s190

Offeree corporation’s obligations

198(1) The offeree corporation is deemed to hold in trust for the dissenting offerees the money or other consideration it receives under section 197(2), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

(2) Within 30 days after the offeror sends an offeror’s notice under section 196(1), the offeree corporation shall, if the offeror has paid or transferred to the offeree corporation the money or other consideration referred to in section 197(2),

(a)	issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees,

(b)	give to each dissenting offeree who elects to accept the take-over bid terms under section 196(1)(c)(i) and who sends or delivers the offeree’s share certificates as required under section 197(1), the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money, and

(c)	send to each dissenting shareholder who has not sent the shareholder’s share certificates as required under section 197(1) a notice stating that

	(i)	the shareholder’s shares have been cancelled,

	(ii)	the offeree corporation or some designated person holds in trust for the shareholder the money or other consideration to which the shareholder is entitled as payment for or in exchange for the shareholder’s shares, and

	(iii)	the offeree corporation will, subject to sections 199 to 205, send that money or other consideration to the shareholder forthwith after receiving the shareholder’s shares.

1981 cB-15 s191

Offeror’s right to apply

199(1) If a dissenting offeree has elected to demand payment of the fair value of the offeree’s shares under section 196(1)(c), the offeror may, within 20 days after the offeror has paid the money or transferred the other consideration under section 197(2), apply to the Court to fix the fair value of the shares of that dissenting offeree.

(2) If an offeror fails to apply to the Court under subsection (1), a dissenting offeree may apply to the Court for the same purpose within a further period of 20 days after the 20-day period referred to in subsection (1) has elapsed.

(3) Where no application is made to the Court under subsection (2) within the 20-day period provided for in that subsection, the dissenting offeree is deemed to have elected to transfer the offeree’s shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

RSA 2000 cB-9 s199;2005 c8 s46

No security for costs

200   A dissenting offeree is not required to give security for costs in an application made under this Part.

1981 cB-15 s193

Procedure on application

201   If more than one application is made under sections 196 and 199, the offeror or a dissenting offeree may apply to have the applications heard together.

1981 cB-15 s194

Court to fix fair value

202   On an application under this Part, the Court shall fix a fair value for the shares of each dissenting offeree who is a party to the application.

1981 cB-15 s195

Power of Court

203   The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the shares of a dissenting offeree.

1981 cB-15 s196

Final order

204   The final order of the Court is to be made against the offeror in favour of each dissenting offeree who has elected to demand payment of the fair value of the offeree’s shares for the fair value of the offeree’s shares as fixed by the Court.

1981 cB-15 s197

Additional powers of Court

205    In connection with proceedings under this Part, the Court may make any order it thinks fit and, without limiting the generality of the foregoing, it may do any or all of the following:

(a)	fix the amount of money or other consideration that is required to be held in trust under section 198(1);

(b)	order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c)

allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the offeree sends or delivers the offeree’s share certificates under section 197(1) until the date of payment;

(d)	order that any money payable to a shareholder who cannot be found be paid to the Crown and section 228(3) applies in respect of money so paid.

RSA 2000 cB-9 s205;2005 c8 s47

Corporation’s offer to repurchase its own shares

206(1)   If the take-over bid is an offer by a corporation to repurchase its own shares section 196(2) does not apply, and section 197(2) does not apply, but the corporation shall comply with section 198(1) within 20 days after it sends an offeror’s notice under section 196(1).

(2)	Subsection (3) applies if

	(a)	the take-over bid is an offer by a corporation to repurchase its own shares, and

	(b)	the corporation is prohibited by section 34

(i) from depositing or placing the consideration for the shares pursuant to section 198(1), or

(ii) paying the amount for the shares fixed by the Court pursuant to section 202.

(3)	If the conditions referred to in subsection (2) are met, the corporation

	(a)	shall re-issue to the dissenting offeree the shares for which the corporation is not allowed to pay, and

	(b)	is entitled to use for its own benefit any money or consideration deposited or placed under section 198(1), and the dissenting offeree is reinstated to the offeree’s full rights, as a shareholder.

The Depositary and Information Agent for the Offer is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1-866-879-7644

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272